TRICON RESIDENTIAL INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
AND MANAGEMENT INFORMATION CIRCULAR
As of May 9, 2023

ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 21, 2023

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
When:                    Where:
Wednesday, June 21, 2023 at        Virtually via live webcast at: https://Web.lumiagm.com/403461630
10:00 a.m. (Toronto time)             Password: tricon2023
Business of the Meeting
1.Receive the financial statements of Tricon Residential Inc. (the “Company”) for the 12-month period ended December 31, 2022, together with the auditor’s report thereon;
2.Elect Directors of the Company for the ensuing year;
3.Appoint the auditor of the Company and authorize the Board of Directors to fix their remuneration; and
4.Transact any other business which may properly come before the annual meeting (the “Meeting”) of holders of the Company’s common shares (“Shareholders”).
Your Vote is Important
If you held common shares of the Company (“Common Shares”) on May 2, 2023, you are entitled to receive notice and to vote on each of the matters listed above to be voted on at the Meeting.
Due to the virtual nature of the Meeting, Shareholders are encouraged to express their vote in advance by completing a form of proxy or voting instruction form, or where advanced voting is not possible, to do so at the virtual Meeting. Detailed voting instructions can be found starting on page 10 of the accompanying management information circular (“Information Circular”).
Virtual Meeting
Annual meetings present a valuable opportunity for Shareholders to engage with us, ask questions of management, and express their views. Similar to last year, and as the Company aims to maximize Shareholder participation and optimize cost efficiencies, the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online at https://Web.lumiagm.com/403461630. Guests and non-registered Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting.
Meeting Materials
This year, the Company is again using notice-and-access delivery to furnish the Notice of Meeting and Information Circular (the “Meeting Materials”) to Shareholders electronically. Therefore, instead of receiving the Meeting Materials by mail, you can view them online under the Company’s profile at www.sedar.com or at https://docs.tsxtrust.com/2234. Requests for paper copies of the Meeting Materials may be made, at no charge, up to one year from the date the Information Circular is filed on SEDAR by calling 1-866-600-5869 or by emailing tsxtis@tmx.com.
The Company believes that this delivery process will expedite Shareholders’ receipt of proxy materials and both lower the costs and reduce the environmental impact of the Meeting.
By order of the Board of Directors
“David Veneziano”
David Veneziano
Executive Vice President and Chief Legal Officer
Toronto, Ontario, Canada
May 9, 2023

LETTER TO SHAREHOLDERS
Dear fellow Shareholders,
It is our pleasure to invite you to the 2023 Annual Meeting of Shareholders of Tricon Residential Inc. (“Tricon” or the “Company”) on Wednesday, June 21, 2023 at 10:00 a.m. (Toronto time) (the “Meeting”).
Annual meetings present a valuable opportunity for Shareholders to engage with us, ask questions of management, and express their views. Similar to last year, and as the Company aims to maximize Shareholder participation and optimize cost efficiencies, the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered Shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Meeting online at https://Web.lumiagm.com/403461630 . Guests and non-registered Shareholders (being shareholders who hold their common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting.
As a Shareholder, you have the right to vote your shares on all items that come before the Meeting. Your vote is important, and we encourage you to exercise your right in the manner that suits you best.
The accompanying management information circular provides details about all of the items for consideration at the Meeting, such as information about nominated Directors and their compensation and the Company’s auditor. It also contains detailed information about our philosophy, policies and programs for executive compensation, our corporate governance practices, and how the Board of Directors receives input from Shareholders on these matters.
At the Meeting, we will review our financial position, business operations and the value we are delivering to Shareholders.
Thank you for your support and continued confidence in Tricon and we look forward to your participation at this year’s virtual Meeting.
Sincerely,
“David Berman”
David Berman
Executive Chairman of the Board of Directors

APPENDIX A – GLOSSARY OF TERMS
APPENDIX B – KEY TERMS OF COMPENSATION PLANS
APPENDIX C – CHARTER OF THE BOARD OF DIRECTORS

TRICON RESIDENTIAL INC.
MANAGEMENT INFORMATION CIRCULAR
This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by management of Tricon Residential Inc. (“Tricon” or the “Company”) for use at the 2023 annual meeting of shareholders of the Tricon (the “Meeting”) to be held on Wednesday, June 21, 2023 at 10:00 a.m. (Toronto time) and at any postponement or adjournment thereof, for the purposes set forth in the accompanying notice of meeting (“Notice of Meeting”). The Meeting will be held in a virtual-only format. Shareholders will not be able to attend the Meeting in person. A summary of the information shareholders will need to participate in the Meeting online is provided in this Information Circular.
PROXY SUMMARY
This summary sets forth certain performance highlights, as well as information contained elsewhere in this Information Circular. You should read the entire Information Circular before casting your vote. You may also wish to review the Company’s Annual Report for the fiscal year ended December 31, 2022, which is available on the Company’s website at www.triconresidential.com and on SEDAR at www.sedar.com.
Board Voting Recommendations

Proposals	Board Voting Recommendations	Page
Election of each of the nominees to the Board of Directors	FOR each of the nominees	13
Appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company and authorizing the Board of Directors to fix the auditor’s remuneration	FOR	13

Director Nominees
Every member of our Board of Directors is elected annually. You are being asked to vote on the election of the following ten nominees, each of whom currently serves as a Director. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.

Name	Age	Director Since	Independent	Committee Memberships
				Audit	Compensation, Nominating and Corporate Governance
Mr. David Berman	75	Prior to IPO in 2010	No
Mr. Gary Berman	49	2014	No
Mr. Frank Cohen	50	2020	Yes
Ms. Camille Douglas	71	2018	Yes	✔
Ms. Renée L. Glover	73	2021	Yes	✔
Mr. Ira Gluskin	80	2016	Yes	✔
Mr. J. Michael Knowlton	72	2011	Yes	Chair	✔
Ms. Siân M. Matthews	62	2015	Yes		Chair
Mr. Geoff Matus	73	Prior to IPO in 2010	No
Mr. Peter D. Sacks*	77	2014	Yes		✔
*Lead director

Corporate Governance Highlights

Governance Elements
Board Independence and Diversity
-Majority of independent Directors (7/10 of nominees are independent)
-Independent Lead Director
-Fully independent committees
-Regular independent Board and committee meetings
-Gender diversity policy targeting 1/3 of Directors of each gender

Meeting Attendance
-Strong Director engagement with 100% attendance at Board and committee meetings(1)
-There were five Board meetings in 2022
-There were four Audit Committee meetings and four Governance Committee meetings in 2022

Director Age and Tenure	-Balanced Director tenure with an average tenure of approximately eight years (and 6.6 years for our independent Directors) since IPO in 2010 -Average director nominee age of 68 years

(1) Individual meeting attendance of Directors who are nominees for election at the Meeting is set out in the Director profiles beginning on page 17.
Performance and CEO Compensation Highlights
Tricon’s performance in 2022 was marked by numerous strategic and operating successes.
In 2022, we continued to show that providing a best-in-class experience for residents goes hand-in-hand with operational excellence, and in turn leads to financial excellence. We achieved record Core FFO1 per share, which increased by 33% year-over-year to $0.76, as well as record growth in same-home NOI2, up 10.4% year-over-year. While we typically speak to these investor metrics, we believe that it is the operational metrics and customer experience that ultimately drive our headline results. We are extremely proud to report that we maintained an industry-low SFR resident turnover rate of 16% in 2022, achieved the highest resident satisfaction in the SFR industry as measured by Goo
1 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” herein.
2 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” herein.

gle reviews, and completed nearly all work orders for repairs within 72 hours. We attribute this success to our dedicated employees who go above and beyond for our residents every day.
We also responded to the significant demand for single-family rental housing by acquiring, renovating and leasing a Company record of 7,200 homes in 2022. In a much higher interest rate environment, we were able to dynamically flex our buying program and increase our acquisition cap rates so that we maintained a positive spread between the going-in yield (including fees we earn for managing capital on behalf of third-party investors) and financing cost. However, we elected to slow our acquisition program as the year progressed in response to a deteriorating cost of capital and in anticipation of better opportunities to come once capital markets stabilized. If we had unlimited resources or the ability to raise equity in an accretive manner, we would have bought many more homes given that “we can’t keep the product on the shelf” but take pride in knowing that we provided quality housing to 7,200 more American families who can now raise their children in a safe environment with good schools, and enjoy a low maintenance lifestyle.
One of the advantages of Tricon’s business model that has become increasingly apparent is that we have one foot in the public market and one in the private market. Our deep relationships with some of the world’s largest private institutional investors in our Strategic Capital business allowed us to grow our core SFR business at a time when the public equity market was in “risk off” mode. The private real estate market is roughly twenty times larger than the U.S. public market with a steadier return profile. This is partly driven by institutions having increased their allocations to alternative strategies such as real estate in the last couple of decades and made longer-term commitments to managers, increasing investment hold periods in the process. As such, Tricon – with its private investor relationships – can look past temporary tumult in the market and take a longer-term perspective.
The dichotomy between the public and private market, particularly around valuations, was on full display in the latter half of 2022. While some public market investors questioned our ability to grow in the current environment, the private investors we serve in our Strategic Capital business expressed an interest for us to carry on. For instance, Arizona State Retirement System backed our second SFR build-to-rent fund with a $400 million commitment when the public markets were reeling. Canada Pension Plan Investment Board approached us to recapitalize our existing Canadian build-to-core multi-family joint venture with an all-equity capital structure so they could deploy more capital faster, effectively increasing their commitment by C$1 billion. With the ability to invest over a longer time horizon, our private investors understood that the volatility in the public market and interest rate curve did not change the reality on the ground – that hardworking families required more housing – and were prepared to invest more with Tricon to satisfy the growing supply-demand imbalance in housing. We are fortunate to benefit not only from the access to capital and endorsement of our overall business model that comes with our Strategic Capital focus, but also from the fee income that helps defray our corporate overhead costs. In 2022 alone, we earned $137 million in asset management fees, property management fees, development management fees and net Performance Fees which exceeded our total corporate overhead costs. In other words, Shareholders effectively received our tech-enabled management platform for free.
In 2022, we also reaffirmed our commitment to our thriving single-family rental business and focused on paring back our balance sheet exposure to adjacent businesses. In our most significant transaction of the year, we sold our U.S. multi-family business in October, generating gross proceeds of $319 million, sufficient capital to pay down our revolving credit facility, buy back stock, and self-fund our SFR acquisition program at a time when our stock price was depressed; while simultaneously enabling us to refocus on single-family rental and simplify our business. The transaction also leaves us remarkably well prepared to ride out 2023 with an inflation-protected core business in SFR along with nearly $3 billion of equity capital (including unfunded third-party commitments) to invest when the financing markets stabilize.
We had not planned to exit U.S. multi-family. Our decision to sell the US MF JV long before the end of its term centered on an evaluation of capital allocation and return opportunities in a post-pandemic world and the realization that it was going to be significantly easier and more profitable to grow our core SFR business over time. With multi-family being the largest of the residential institutional asset classes and the easiest to allocate capital to, it had become incredibly competitive to acquire multi-family properties and grow our portfolio. After evaluating several avenues to recapitalize our stake in the business, we ultimately decided on a full exit, and our timing was fortuitous; completing the transaction at the tail end of a seller’s market allowed Tricon to generate a 21% IRR on its investment since inception and our joint venture partners to earn a 50% net IRR.
Despite the strong Company performance and landmark value creation in 2022, Core Compensation for our CEO was slightly down year-over-year, recognizing the market uncertainty and turmoil that marked the back half of the year. CEO compensation was supplemented by outsized Outperformance Compensation payments this year, as described in more detail below, because management shared with our Shareholders and private investors in the tremendous success of our US MF JV and the Performance Fees those private investors paid.
2022 Total Core Compensation
The Company has structured its executive compensation program to create a high-performance culture by placing a large proportion of executive pay at-risk and deferred over time in order to align the interests of executives with those of long-term Shareholders.

88% of the President and Chief Executive Officer’s Core Compensation for Fiscal 2022 is considered at-risk, and 40% is deferred over time in the form of Deferred Share Units (“DSUs”), Performance Share Units (“PSUs”) and Stock Options.
Continuous Assessment of Our Compensation Program
The operational triumphs and strategic focus for Tricon in 2022 would not have been possible, especially in light of the challenging macro-economic environment and financial market uncertainty, without our dedicated employees and executive leadership. The Compensation, Nominating and Corporate Governance Committee (the “Governance Committee”) is continuously evaluating our compensation program to ensure that the Company is able to attract, retain and motivate a world-class executive team, achieve alignment with Shareholders, and reflect best practices in corporate governance. Some of the more significant recent measures implemented include:
-Comprehensive review of our compensation philosophy
-Complete redesign of the Annual Incentive Plan
-Core Compensation structure anchored at market median with predetermined variable pay targets
-Performance Share Unit Plan with cliff vesting based on annual Adjusted EPS performance over three years
-Restricted Share Plan with long-term vesting of awards (the Restricted Shares awarded to date will cliff vest in 5 to 12 years from the date of grant)
-Executive Common Share ownership guidelines
We continue always to pursue opportunities to improve our compensation program and achieve greater Shareholder alignment, and in 2022 the Company implemented a new performance assessment process aimed at reinforcing alignment between our CEO’s compensation and the achievement of annual individual performance targets set by the Board in respect of seven key pillars of our success: shareholder value, operating efficiency, employees, residents, innovation and technology, ESG, and risk management & governance. See page 57 for further details.
Furthermore, in 2022, the Governance Committee approved amendments to the Company’s LTIP to impose a cap on the cash payments that can be made to LTIP participants in any given year. See page 64 for further details.

ABOUT THIS INFORMATION CIRCULAR
Unless otherwise indicated, the information presented in this Information Circular is as of May 9, 2023 and all dollar amounts are expressed in U.S. dollars, which is the presentation currency of the Company’s financial statements. All references to “$”, “USD” or “US$” are to U.S. dollars and all references to “C$” or “CAD” are to Canadian dollars. All references to “Fiscal 2022” refer to the 12-month period ended December 31, 2022. Unless stated otherwise, wherever the value of the Common Shares (or securities deriving their value from Common Shares) is expressed in this Information Circular as of a particular date, that value is calculated using the closing share price of the Common Shares on the TSX as of that date. Unless stated more precisely, values and figures expressed herein have been rounded to the nearest thousand.
In this Information Circular, references to ‘‘Tricon’’, the ‘‘Company’’, ‘‘our’’, “us” or ‘‘we’’ mean Tricon Residential Inc. and its direct and indirect subsidiaries. References to “Common Shares” means the common shares in the capital of the Company, and references to “Shareholders” means the holders of Common Shares.
The Meeting will be held as a completely virtual meeting, which will be conducted via live webcast. Shareholders will not be able to attend the Meeting in person. A summary of the information Shareholders will need to attend the Meeting online is provided herein.
This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of management of the Company for use at the Meeting to be held virtually via live webcast at https://Web.lumiagm.com/403461630 on Wednesday, June 21, 2023 at 10:00 a.m. (Toronto time) or at any postponement or adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.
A glossary of defined terms used in this Information Circular can be found in Appendix A.
Disclosure of past performance is not predictive of future results.
NON-IFRS MEASURES
In addition to reported International Financial Reporting Standards (“IFRS”) measures, the Company uses certain non-IFRS financial measures and non-IFRS ratios, some of which may be referred to in this Information Circular, including, but not limited to, net operating income (“NOI”), NOI margin, proportionate same-home NOI and NOI margin, funds from operations (“FFO”), core funds from operations (“Core FFO”), adjusted funds from operations (“AFFO”), Core FFO per share, AFFO per share, Core FFO payout ratio, AFFO payout ratio, as well as certain key indicators of the performance of our businesses which are supplementary financial measures. These measures are commonly used by entities in the real estate industry as useful metrics for measuring performance. We utilize these measures in managing our business, including performance measurement and capital allocation. In addition, certain of these measures are used in measuring compliance with our debt covenants. We believe that providing these performance measures on a supplemental basis is helpful to investors and shareholders in assessing the overall performance of the Company’s business. However, these measures are not recognized under and do not have any standardized meaning prescribed by IFRS as issued by the IASB and are not necessarily comparable to similar measures presented by other publicly traded entities. These measures should be considered as supplemental in nature and not as a substitute for related financial information prepared in accordance with IFRS. Because non-IFRS financial measures, non-IFRS ratios and supplementary financial measures do not have standardized meanings prescribed under IFRS, securities regulations require that such measures be clearly defined, identified, and reconciled to their nearest IFRS measure.
See the Company’s management’s discussion and analysis in respect of the year ended December 31, 2022 (the “MD&A”) available on the SEDAR website at www.sedar.com for a further explanation and reconciliation of non-IFRS measures to the most directly comparable IFRS measure. The Section titled “Non-IFRS Measures”, Section 4, Section 6 and Appendix A of the MD&A are hereby incorporated by reference herein.

VOTING INFORMATION
The record date for determining Shareholders entitled to vote is May 2, 2023 and Shareholders as of that date are entitled to one vote for each Common Share held on all business matters proposed to come before the Meeting. As of May 2, 2023, there were 272,759,578 Common Shares outstanding.
To the knowledge of the Directors, there are no persons who beneficially own or exercise control or direction over Common Shares carrying 10% or more of the votes attached to the issued and outstanding Common Shares. However, Blackstone became an insider of the Company in connection with the Blackstone Private Placement and currently owns 240,000 Preferred Units and 6,815,242 Common Shares, representing approximately 11.6% of the outstanding Common Shares (assuming the exchange of its Preferred Units at the Exchange Price) as of May 1, 2023.
Solicitation of Proxies
The solicitation of proxies for the Meeting will be made using the notice-and-access mechanism in accordance with the provisions of National Instrument 51-102 – Continuous Disclosure Obligations and National Instrument 54-101 – Communication with Beneficial Owners of a Reporting Issuer (“NI 54-101”). Under the notice-and-access system, reporting issuers are permitted to deliver Meeting Materials by posting them on SEDAR at www.sedar.com, as well as a website other than SEDAR, and sending a notice package to Shareholders that includes: (i) the relevant form of proxy or voting instruction form; (ii) basic information about the meeting and the matters to be voted on; (iii) instructions on how to obtain a paper copy of the Meeting Materials; and (iv) a plain language explanation of how the notice and access system operates and how the Meeting Materials can be accessed online.
Proxies may also be solicited personally, in writing, by mail or by telephone by employees of the Company, at nominal cost. The Company will bear the cost in respect of the solicitation of proxies for the Meeting and will bear the legal, printing and other costs associated with the preparation of the Information Circular.
The Company intends to pay for intermediaries to deliver Meeting Materials and Form 54-101F7 (the request for voting instructions) to “objecting beneficial owners”, in accordance with NI 54-101.
Virtual Meeting
Annual meetings present a valuable opportunity for Shareholders to engage with us, ask questions of management, and express their views. Similar to last year, and as the Company aims to maximize Shareholder participation and optimize cost efficiencies, the Meeting will be in a virtual-only format, which will be conducted via live webcast. All Shareholders, regardless of geographic location and equity ownership, will have an equal opportunity to participate at the Meeting. Shareholders will not be able to attend the Meeting in person. Registered shareholders and duly appointed proxyholders will be able to attend, participate or vote at the Meeting online at https://Web.lumiagm.com/403461630 . Guests and non-registered Shareholders (being shareholders who hold their Common Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxyholder will not be able to vote or ask questions at the Meeting.
You can participate online using your smartphone, tablet or computer. Confirm that the browser for whichever device you are using is compatible by visiting https://Web.lumiagm.com/403461630 in advance of the Meeting. You will need the latest version of Chrome, Safari, Edge or Firefox (please do not use Internet Explorer). As usual, you may also provide voting instructions before the Meeting by completing the form of proxy or voting information form that has been provided to you, and we encourage Shareholders to do so. By participating online as described herein, you will be able to hear / view a live webcast of the Meeting, ask the presenters questions online and, if you have not already voted by proxy, submit your votes in real time. The online Meeting will ensure that Shareholders who attend the Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting. Further information regarding the virtual Meeting interface can be found at https://go.lumiglobal.com/faq. If you should have any technical difficulties in attending the virtual Meeting, please contact support-ca@lumiglobal.com.
How to Vote
Due to the virtual nature of the Meeting Shareholders are encouraged to express their vote in advance by completing a form of proxy or voting instruction form, or where advanced voting is not possible, to do so online at the Meeting. Please follow the instructions below based on whether you are a non-registered (beneficial) Shareholder or a registered Shareholder.

Registered Shareholders (proxy form)	Non-registered Beneficial Shareholders (voting instruction form)

Registered shareholders whose names are on record with the Company as the registered holders of Common Shares
Non-registered beneficial holders who own Common Shares, but whose Common Shares are registered in the name of an intermediary (such as a securities broker, financial institution, trustee, custodian or other nominee)
Your intermediary will send you a voting instruction form(1)

Voting Prior to the Meeting
•Complete and sign the Form of Proxy and return the form in the envelope provided or vote online at www.voteproxyonline.com or submit your proxy by fax at 416-595-9593 or as otherwise indicated on the Form of Proxy no later than 10:00 a.m. (Toronto time) on June 19, 2023
•If attending the virtual Meeting, log in by following the instructions below.

•Complete the voting instruction form and return it in the envelope provided or as otherwise permitted by your intermediary no later than 10:00 a.m. (Toronto time) on June 19, 2023
•If attending the virtual Meeting, log in by following the instructions below.

Voting at the Meeting
•If you are unable to vote in advance by completing a Form of Proxy, you may vote online at the Meeting:
•Log in at https://Web.lumiagm.com/403461630 at least 15 minutes before the Meeting starts
•Click on “I have a control number”
•Enter your 12-digit control number (on your proxy form)
•Enter the password: tricon2023
•You must be connected to the Internet at all times to be able to vote.

If you are unable to vote in advance by completing a voting instruction form, follow the instructions on your voting instruction form:
•Complete your name in the space provided to instruct your intermediary to appoint you as proxyholder
•Do not complete the voting instructions section of the form as you will be voting at the Meeting
•Sign and return the voting instruction form according to the delivery instructions provided
•Get a control number by completing the request for control number form located online at https://tsxtrust.com/resource/en/75 and submitting it by email to tsxtrustproxyvoting@tmx.com by 10:00 a.m. (Toronto time) on June 19, 2023
•Vote online at the Meeting:
•Log in at https://Web.lumiagm.com/403461630 at least 15 minutes before the Meeting starts
•Click on “I have a control number”
•Enter the control number provided to you by tsxtrustproxyvoting@tmx.com
•Enter the password: tricon2023
•You must be connected to the Internet at all times to be able to vote.

Changing Your Vote
•Revoke the proxy by:
-Completing and signing a proxy bearing a later date and depositing it as described above;
-Depositing an instrument in writing executed by the Shareholder or by their attorney authorized in writing:
oat the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or owith the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or
-In any other manner permitted by law
•Change your vote by:
-Sending in another properly completed and signed proxy form with a later date, as long as it is received by the cut-off time noted above.
•Contact your intermediary for instructions in advance of the proxy cut-off

(1) Intermediaries are required to forward Meeting Materials to non-registered beneficial holders who own Common Shares unless such non-registered beneficial holders have waived the right to receive them. Typically, intermediaries will use a service company, such as Broadridge Investor Communication Solutions, to forward Meeting Materials to non-registered beneficial holders.

How Your Proxy Will Be Voted
You can choose to vote “For”, “Against” or “Withhold”, depending on the item to be voted on at the Meeting.
When you sign the proxy form or voting instruction form, you authorize Mr. David Berman (or, in his absence, the alternate individuals set out on the forms) to vote your Common Shares in accordance with your instructions.
In the absence of such instructions, such Common Shares will be voted at the Meeting as follows:
oFOR the election of each of the nominees to the Board of Directors listed under the heading “Business of the Meeting – Election of Directors”; and
oFOR the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company and to authorize the Board of Directors to fix the auditor’s remuneration;
You may also appoint another proxyholder, who need not be a Shareholder, to attend the virtual Meeting and vote your Common Shares for you on your behalf by completing the proxy form or voting instruction form accordingly. If you are a non-registered beneficial shareholder, please consult your intermediary for instructions.
BUSINESS OF THE MEETING
1. Financial Statements
The financial statements of the Company for Fiscal 2022 and the auditor’s report thereon, which were filed by the Company, made available at www.sedar.com and mailed to those Shareholders who requested a paper copy, will be tabled at the Meeting. No formal action will be taken at the Meeting to approve the financial statements. If any Shareholder has questions regarding such financial statements, they may be brought forward at the Meeting.
2. Election of Directors
The number of Directors to be elected at the Meeting is ten (10). Information on each of the nominees is presented starting on page 17 of this Information Circular. Each nominee elected as a Director will hold office until the next annual meeting of Shareholders or until their successor is elected or appointed. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.

The Board recommends you vote FOR each nominee

3. Appointment and Remuneration of Auditor
The Audit Committee of the Board (the “Audit Committee”) has recommended to the Board that it propose to Shareholders that PricewaterhouseCoopers LLP (“PWC”) be reappointed as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and that the Board of Directors be authorized to fix the auditor’s remuneration. PWC was first appointed as auditor of the Company on January 26, 2010, and has been the auditor of the funds that the Company manages since 1997.
A simple majority of the votes cast at the Meeting, whether by proxy or voted online, will constitute approval of this matter.

The Board recommends you vote FOR PWC as our auditor
External Auditor’s Fees
The aggregate fees paid to PWC for the fiscal years 2021 and 2022 are as follows.

Fiscal Year Ended December 31(1) ($)	Audit Fees(2) ($)	Audit-Related Fees(3) ($)	Tax Fees ($)	All Other Fees ($)(4)
2022	3,137,382	257,395	Nil	49,505
2021	1,837,582	450,000	Nil	5,623
(1)An additional 7% administrative fee and sales taxes were charged on the fee amounts noted above. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rates used for Fiscal 2022 and 2021 were 0.7692, and 0.7980, respectively, based on the average yearly exchange rates posted on the Bank of Canada website.
(2)“Audit Fees” comprise services that would normally be provided by the external auditor in connection with the Company’s annual audit, its subsidiaries’ statutory audits and the Company-managed investment vehicles’ financial statements audits. This category also includes reasonable services provided to the Company with respect to its filings with securities commissions. The year-over-year increase in Audit Fees relates to the Company’s dual-listing of Common Shares on the NYSE in October 2021 and the related audit requirements pursuant to the Sarbanes-Oxley Act.
(3)“Audit-Related Fees” comprise specified audit procedures performed in connection with the Company’s securitization transaction that was not considered to be a statutory requirement.
(4)“All Other Fees” relate to services provided in respect of the preparation of the Company’s ESG report as well as the Company’s subscription to PWC’s online technical accounting library.
Interest of Certain Persons in Matters to be Acted Upon
No Director or executive officer of the Company, no proposed nominee for election as a Director of the Company, and no associate or affiliate of any such person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors.

2022 Voting Results
Voting results of the Meeting will be filed on SEDAR at www.sedar.com following the Meeting. The voting results from the Company’s annual and special meeting of Shareholders held on June 22, 2022 were:
1. Election of Directors

Nominee	# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
David Berman	215,211,317	98.86	2,483,559	1.14
Gary Berman	217,050,387	99.70	644,488	0.30
Frank Cohen	216,149,341	99.29	1,545,535	0.71
Camille Douglas	217,577,413	99.95	117,462	0.05
Renée L. Glover	217,624,757	99.97	70,118	0.03
Ira Gluskin	217,530,618	99.93	164,257	0.07
J. Michael Knowlton	215,383,973	98.94	2,310,902	1.06
Siȃn M. Matthews	211,083,715	96.96	6,611,160	3.04
Geoff Matus	216,719,992	99.55	974,883	0.45
Peter D. Sacks	213,131,949	97.90	4,562,926	2.10

2. Appointment and Remuneration of Auditor

# of Votes For	% of Votes For	# of Votes Withheld	% of Votes Withheld
219,168,127	99.90%	226,887	0.10%

3. Resolution to Continue, Amend and Restate Tricon’s Shareholder Rights Plan

# of Votes For	% of Votes For	# of Votes Against	% of Votes Against
206,852,305	95.02%	10,842,569	4.98%

DIRECTOR NOMINEES
Every member of our Board of Directors is elected annually. You are being asked to vote on the election of ten nominees, each of whom currently serves as a Director. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.
This section provides you with information about each of our ten Director nominees standing for election.

Total Shareholding of our Nominees in Common Shares, Restricted Shares and DSUs (as a percentage of the 272,759,578 Common Shares outstanding on May 1, 2023)	Average Board Tenure (since the IPO in 2010)	Independence
~3%	6.6 Years for Independent Directors 8.3 Years Overall	Each Board committee is 100% independent 7 of 10 Directors are Independent

David Berman, Executive Chairman Toronto, Ontario, Canada		Director Since: Pre-IPO Non-Independent
David Berman has been involved in all phases of Tricon’s development since co-founding the Company in 1988. He served as the Company’s Chairman and Chief Executive Officer until March 2015, and has since transitioned into the role of Executive Chairman. Mr. Berman is a member of Tricon’s Executive Committee and is Chair of its Investment Committee. He has close to 50 years of experience in the real estate industry in the United States, Canada and abroad.
Mr. Berman began his career in North America in 1978 at what is now Citibank Canada, where he was Vice President of real estate lending. In 1982, he joined First City Development Corporation as Vice President, focusing on real estate acquisitions and equity lending. Prior to co-founding Tricon, Mr. Berman was an Executive Vice President at Lakeview Estates Limited, where he was responsible for land development and single-family homebuilding.
Mr. Berman has served on the boards of a number of charitable and educational organizations, including the Royal Conservatory of Music in Toronto, the University of Toronto’s Real Estate Advisory Committee and the Fisher Center at the University of California at Berkeley.
Mr. Berman has a Master of Business Administration degree, graduating with high distinction, and a Bachelor of Science degree from the University of the Witwatersrand in Johannesburg, South Africa.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
4,206,738	338,256	252,009
Board Committee Membership
None
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	N/A

Gary Berman Toronto, Ontario, Canada		Director Since: 2014 Non-Independent

Gary Berman is President and Chief Executive Officer of Tricon.
Gary Berman is responsible for Tricon’s overall operations, including strategic planning, investment decisions, capital commitments, relationship management and private fundraising. Since joining the Company in 2002, Mr. Berman has helped transform Tricon from a private provider of equity and mezzanine capital to the for-sale housing industry to a publicly-listed company focused on rental housing. Under his leadership, Tricon has established itself as a people-first residential company with a growing portfolio of single-family rental homes, multi-family properties, and build-to-rent communities. He is a member of the Company’s Board of Directors as well as its Investment and Executive Committees.
Mr. Berman is a Governor of the Corporation of Massey Hall and Roy Thomson Hall, where he also serves on the Massey Hall Revitalization Committee, a former Trustee of the Urban Land Institute and a former member of the University of Toronto Real Estate Advisory Committee. He is the co-founder of the Pug Awards, an online awards and education-based charity that, for a decade, helped to increase architectural awareness and elevate planning and design standards in Toronto.
Mr. Berman has a Master of Business Administration degree from Harvard Business School, where he was designated a Baker Scholar, and a Bachelor of Commerce degree from McGill University, where he graduated first overall in the Faculty of Management.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities) (including Restricted Shares)	DSUs (non-voting securities)	Stock Options (non-voting securities)
1,977,352	599,616	1,335,725
Board Committee Membership
None
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	N/A

Frank Cohen New York, New York, United States		Director Since: 2020 Independent
Frank Cohen is a Senior Managing Director at Blackstone, a leading global investment firm that he joined in 1996. In this capacity, he is the Chairman and CEO of Blackstone Real Estate Income Trust. During his career with the firm, he has been involved in more than $100 billion of real estate transactions.

Mr. Cohen serves as a director for several Blackstone-affiliated companies, including Blackstone Real Estate Income Trust and EQ Office, and was formerly a director of Hudson Pacific Properties (NYSE: HPP). He is also active in several industry and civic organizations; he is a Trustee of the Urban Land Institute, on the NAREIT Advisory Board of Governors, on the Board of the Regional Plan Association and on the Board of Visitors of the Weinberg College of Arts and Sciences at Northwestern University.

Mr. Cohen has a Bachelor of Arts degree from Northwestern University, where he graduated from the Honors Program in Mathematical Methods in the Social Sciences, with a double major in political science.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
Nil	Nil	Nil
Board Committee Membership
N/A
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	N/A

Camille Douglas New York, New York, United States		Director Since: 2018 Independent

Camille Douglas is a senior executive in the real estate industry with more than 30 years of experience in real estate transactions and financial strategy. Her work has included corporate and project-based acquisitions, dispositions and financing, including pioneering work on commercial mortgage-backed securities and cross-border equity investment.
Ms. Douglas is Senior Managing Director, Acquisitions and Development at LeFrak, a real estate investment and development company. Since joining LeFrak in 2010, she has been responsible for strategic real estate acquisition and development initiatives.
Ms. Douglas serves on the Board of Trustees of Starwood Property Trust (NYSE: STWD), where she is a member of the Audit Committee. In addition, she has been an Adjunct Professor in Finance and Economics at Columbia Business School since 2004.
Ms. Douglas has a Master of Urban Planning degree from Harvard University Graduate School of Design and a Bachelor of Arts degree from Smith College.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
34,362	Nil	25,000
Board Committee Membership
Audit Committee
Other Public Board Membership
Starwood Property Trust (NYSE MKT: STWD)
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4

Renée L. Glover Atlanta, Georgia, United States		Director Since: 2021 Independent
Renée Lewis Glover is the founder and managing member of the Catalyst Group LLC, a national consulting firm focused on urban revitalization, real estate development, community building and urban policy. She previously served as President and CEO of the Atlanta Housing Authority for almost 20 years, where she pioneered the implementation of master-planned, mixed-use and mixed-income communities.

Ms. Glover currently serves of the Board of Directors of Fannie Mae, the Board of Advisors of the University of Pennsylvania's Institute of Urban Research, the Advisory Committee of the Terwilliger Center for Housing Policy at the Bipartisan Policy Center and the Azimuth GRC Advisory Board. She formerly served on the Boards of Enterprise Community Partners, Inc., Habitat for Humanity International and the Federal Reserve Bank of Atlanta, among other organizations.

This broad experience is augmented by numerous accolades and awards, including induction as a National Academy of Public Administration Fellow. Ms. Glover has also been honored by HousingWire as one of 40 Women of Influence in Real Estate.

Ms. Glover holds a Juris Doctorate from Boston University; a Masters of Arts degree from Yale University and a Bachelor of Arts degree from Fisk University.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
19,895	Nil	Nil
Board Committee Membership
Audit Committee
Other Public Board Membership
Fannie Mae (OTC MKTS: FNMA)
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4

Ira Gluskin Toronto, Ontario, Canada		Director Since: 2016 Independent

Ira Gluskin is the Chief Investment Officer of Irager + Associates Inc., a family office overseeing strategy and investments. He is also the co-founder of Gluskin Sheff + Associates Inc., which was one of Canada’s pre-eminent wealth management firms. He served as the firm’s President and Chief Investment Officer until 2009, and as a Director and the firm’s Vice-Chairman until 2013. Before co-founding Gluskin Sheff, Mr. Gluskin was a highly-ranked real estate securities analyst at a leading Canadian investment dealer.
Mr. Gluskin serves on the Board of Trustees of First Capital REIT (TSX: FCR.UN), the Board of Directors of European Residential Real Estate Investment Trust (TSX-V: ERE.UN) and is a member of the Advisory Boards of Vision Capital Corporation, Ewing Morris & Co. Investment Partners Ltd. and the University of Toronto’s Real Estate Advisory Committee. He is also a member of the University of Toronto’s Boundless Campaign Executive Committee, the Sinai Health System’s Board of Directors and Investment Committee and the boards of the Canadian Jewish News, The Walrus Magazine, Capitalize for Kids and the National Theatre School of Canada.
Mr. Gluskin is the former Chair of the University of Toronto Asset Management Corporation and the former Chair of the Investment Advisory Committee for the Jewish Foundation of Greater Toronto, where he is currently a member of its Investment Committee.
Mr. Gluskin has a Bachelor of Commerce degree from the University of Toronto. In 2019, he received an Honorary Doctorate of Laws degree from Wilfrid Laurier University.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
975,717	79,557	50,000
Board Committee Membership
Audit Committee
Other Public Board Membership
European Residential REIT (TSX-V: ERE.UN) First Capital REIT (TSX: FCR.UN)
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4

J. Michael Knowlton Toronto, Ontario, Canada		Director Since: 2011 Independent

Michael Knowlton is the Chair of the Audit Committee of the Board.
Michael Knowlton retired from Dundee Realty Corporation in 2011, where he was President and COO of Dundee Real Estate Investment Trust. He joined Dundee Realty in 1998, and held a variety of positions with Dundee Realty and Dundee Real Estate Investment Trust, including Executive Vice President and COO, Executive Vice President and CFO and Managing Director of Limited Partnerships, before becoming President of the REIT in 2006. Prior to that, he was Senior Vice President and CFO of OMERS Realty Corp. from 1990 until 1998.
Mr. Knowlton is a trustee and the Chair of Crombie Real Estate Investment Trust (TSX: CRR.UN) and a trustee and member of the Audit Committee and Governance Committee of Dream Industrial Real Estate Investment Trust (TSX: DIR.UN). He is a former member of the boards of trustees of Dream Global Real Estate Investment Trust, True North Apartment Real Estate Investment Trust and Northwest Healthcare Properties Real Estate Investment Trust.
Mr. Knowlton has a Bachelor of Science (Engineering) degree and a Master of Business Administration degree from Queen’s University. He is a Chartered Accountant and has an ICD.D designation.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
22,659	50,982	Nil
Board Committee Membership
Audit Committee (Chair) Compensation, Nominating and Corporate Governance Committee
Other Public Board Membership
Crombie Real Estate Investment Trust (TSX: CRR.UN) Dream Industrial Real Estate Investment Trust (TSX: DIR.UN)
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4 (Audit Committee) 4 of 4 (Governance Committee)

Siân M. Matthews Calgary, Alberta, Canada		Director Since: 2015 Independent
Siân Matthews is the Chair of the Compensation, Nominating and Corporate Governance Committee of the Board.
Ms. Matthews is a corporate director. Until 2009, she was a partner and head of the Private Services Group at Bennett Jones LLP and she began her legal career at Macleod Dixon LLP in Calgary.
Ms. Matthews is also a director of Cidel Bank Canada, The Calgary Foundation and the Southern Alberta Opera Association, and a past director and Chair of the Governance Committee of the Calgary Municipal Lands Corporation, a past director and Chair of the Governance Committee of the Heritage Park Society and a past director of the Calgary Opera Association. She is also a director of several private corporations.
Ms. Matthews is the past Chair of Canada Post Corporation, where she had also served as Chair of the Strategic Initiatives Oversight Committee, Chair of the Corporate Social Responsibility and Environmental Risks Committee and a member of the Audit Committee, Governance Committee, Human Resources Committee and Pension Committee.
Ms. Matthews has nationally recognized legal expertise in the areas of taxation and governance and has been distinguished by her peers by inclusion on the Best Lawyers in Canada and the Lexpert Leading Practitioners lists.
Ms. Matthews is a member of the Law Society of Alberta and has a Bachelor of Arts degree from the University of Waterloo, a Juris Doctor degree from the University of Ottawa and an ICD.D designation.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
7,500	84,318	75,000
Board Committee Membership
Compensation, Nominating and Corporate Governance Committee (Chair)
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4

Geoff Matus Toronto, Ontario, Canada		Director Since: Pre-IPO Non-Independent

Geoff Matus co-founded Tricon in 1988 and continues to provide consulting services to the Company. He is a member of the Board of Directors, chairs the Executive Committee and is a member of the Investment Committee.
Mr. Matus is the Chair and co-founder of Cidel Bank of Canada, an international financial services group. He is also the Chair of The Team Companies, an employer of record payroll provider for the advertising and entertainment industries. He is a past member of the board of Mount Sinai Hospital (where he currently serves on the Research Advisory Committee), the board of The Governing Council of the University of Toronto (where he currently chairs the Pension and Endowment Investment Advisory Committee and the Real Estate Committee) and the Canadian Opera Company. He is a director of the MaRS Discovery District (where he is Chair of the Real Estate Committee) and an honorary director and past Chair of the board of directors of the Baycrest Centre for Geriatric Care. He is the honorary Chair of the Hospital for Sick Kids/Nelson Mandela Children’s Hospital Project. Mr. Matus has founded several other companies and remains a director of some of them.
In 2005, Mr. Matus received the Jewish Federation award for outstanding service to his community. In 2010, he received the Arbor Award for outstanding service to the University of Toronto and, in 2011, was honored as a “Man of Distinction” by the Israel Cancer Research Fund.
Mr. Matus has Bachelor of Commerce and Law degrees from the University of the Witwatersrand in Johannesburg, South Africa, and a Master of Laws degree from Columbia University in New York. In 2018, the University of Toronto conferred upon Mr. Matus an honorary Doctor of Laws degree.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
778,355	27,917	278,860
Board Committee Membership
None
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	N/A

Peter D. Sacks Toronto, Ontario, Canada		Director Since: 2014 Independent

Peter Sacks (B.Comm., CA) is the Lead Director of the Company.
Mr. Sacks retired as the founding partner of Cidel Asset Management Inc., now part of Cidel – a Canadian Private Bank. His experience in Wealth Management followed an extensive career in banking during which he held executive positions in Treasury Management at CIBC, Chase Manhattan Bank Canada and Midland Bank Canada.
Mr. Sacks is a former independent director/trustee of several U.S. publicly-traded closed-end and open-end funds managed by Standard Life Aberdeen PLC, and a former trustee of Aberdeen Funds. His other past directorships include Kinross Mortgage Corporation Ltd., CIBC Trust Company Ltd., CIBC Limited and Horizons BetaPro ETFs. He also served on the Investment Advisory Committee of the Ontario Public Guardian and Trustee and was Chair of the Independent Review Committee of Children’s Education Funds Inc. His community service has included directorships of Young People’s Theatre, Childhood Now and TSCC 1849.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities)	DSUs (non-voting securities)	Stock Options (non-voting securities)
59,954	16,441	50,000
Board Committee Membership
Compensation, Nominating and Corporate Governance Committee
Other Public Board Membership
None
2022 Meeting Attendance
Board Meetings Attended	Applicable Committee Meetings Attended
5 of 5	4 of 4

Additional Information About the Director Nominees
Biographies for each Director nominee, which include a summary of such nominee’s principal occupation and employment within the five preceding years, as well as a discussion of such nominee’s independence, are set out in the tables above and in the Company’s Annual Information Form dated February 28, 2023 (the “AIF”), and such information is incorporated by reference herein. The AIF can be found under the Company’s profile at www.sedar.com and on our website at www.triconresidential.com/investors. The Company will promptly provide a copy of the AIF free of charge to a Shareholder upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.
Advance Notice Provisions
Consistent with its focus on good corporate governance, the Company’s by-laws contain provisions (the “Advance Notice Provisions”) providing a clear framework for advance notice of nominations of individuals for election to the Board. A copy of the relevant by-law of the Company is included in the Company’s Management Information Circular dated April 16, 2013, available on SEDAR at www.sedar.com. A copy is also available on the Company’s website at www.triconresidential.com/investors/corporate-governance/.
The Advance Notice Provisions set deadlines a certain number of days before a Shareholders’ meeting for a Shareholder to notify the Company of their intention to nominate one or more individuals for election to the Board, and explains the information that must be included with the notice for it to be valid. The Advance Notice Provisions apply at an annual meeting of Shareholders or a special meeting of Shareholders that is called to elect Directors, and may be waived by the Board. These provisions do not affect the ability of Shareholders to requisition a meeting or to make a proposal under the Business Corporations Act (Ontario). Pursuant to the Advance Notice Provisions, any nominations of individuals for election at the Meeting are required to be submitted by May 19, 2023. As of the date of this Information Circular, no such nominations had been received.
Majority Voting
Effective April 18, 2011, the Board adopted, in accordance with the rules of the TSX, a majority voting policy for the election of Directors at an annual Shareholders’ meeting. This includes the practice of ensuring that the proxy forms used for the election of Directors by Shareholders enable Shareholders to vote in favor of, or withhold their vote for, each Director nominee separately. In an uncontested election, any Director nominee who receives a greater number of votes “withheld” than votes “for” shall promptly submit to the Board their resignation, which shall take effect only upon the acceptance by the Board.
The Board, upon the recommendation of the Governance Committee, shall within 90 days following the date of the applicable meeting determine either to accept or not accept the Director’s resignation, and the Board shall promptly disclose, via press release, the determination, including, in cases where the Board has determined not to accept a resignation, the reasons therefor. It is generally expected that the Governance Committee will recommend that the Board accept such resignation except in extraordinary circumstances. If a resignation is accepted, the Board may appoint a new Director to fill any vacancy, or may reduce the size of the Board. A copy of the majority voting policy is available on the Company’s website at www.triconresidential.com/investors/corporate-governance/.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
None of the Directors or proposed Directors of the Company is, as at the date of this Information Circular, or has been, within the ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that was subject to any of the following orders, that was in effect for a period of more than 30 consecutive days:
(a)a cease trade order, an order similar to a cease trade order or an order that denied the Company access to any exemption under securities legislation that was issued while the Director was acting in their capacity as director or executive officer; or
(b)a cease trade order, an order similar to a cease trade order or an order that denied the Company access to any exemption under securities legislation that was issued after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in their capacity as director, chief executive officer or chief financial officer.
None of the Directors or proposed Directors of the Company:
(c)is, as at the date of this Information Circular, or has been, within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(d)has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed Director; or
(e)has had imposed any penalties or sanctions by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or has had imposed any penalties or sanctions by a court or a regulatory body that would likely be considered important to a reasonable investor in deciding whether to vote for a proposed Director.
DIRECTOR COMPENSATION
Highlights

•At least 50% of the annual base retainer is deferred in DSUs
•Minimum share ownership guidelines require shareholdings equal to 3 times a Director’s annual retainer
•Collectively our Directors have approximately $75 million invested in the Company in Common Shares,
    DSUs and Restricted Shares (as of May 1, 2023)

The Board of Directors’ compensation is designed to attract and retain committed and qualified Directors and to align their compensation with the long-term interests of Shareholders and the Company.
The Governance Committee is responsible for the development and implementation of the Directors’ compensation arrangements. The Governance Committee reviews and, if necessary, makes recommendations to the Board with respect to the compensation of Board members, the Executive Chairman of the Board, and those acting as committee chairs to, among other things, ensure their compensation appropriately reflects the responsibilities they are assuming.
The fee structure for independent Directors in Fiscal 2022 was as follows:

Board Service
Base Annual Retainer
•Cash	C$75,000
•DSUs	C$105,000
Stock options	None
Supplemental retainer for Lead Director	C$22,500
Committee Service
Chair of the Audit Committee	C$22,500
Chair of the Governance Committee	C$15,000
Member of the Audit Committee	C$7,500
Member of the Governance Committee	C$5,000
Meeting Fees
Meeting attendance fees	None
Non-independent Directors do not receive any additional remuneration for their role as Directors of the Company. A minimum of one-half of each independent Director’s base annual retainer is paid in DSUs, which vest immediately upon grant. In addition, an independent Director may elect each year to receive all or a portion of the balance of their fees (including their base annual retainer and any additional retainer) in DSUs, which vest immediately upon grant. Any remaining balance of such fees not payable in DSUs is paid in cash.
Highlights of the DSU Plan are presented in the “Compensation Discussion and Analysis” section of this Information Circular and the plan is summarized in detail in Appendix B.

The following table details the compensation for Fiscal 2022 for Directors who are not NEOs:

Name(1)	Fees Paid in Cash $	Fees Paid in DSUs $	Option-Based Awards $	Non-Equity Incentive Plan Compensation $	Pension Value $	All Other Compensation $	Total(2) $
Frank Cohen(3)	138,000	nil	nil	nil	N/A	nil	138,000
Camille Douglas	63,000	81,000	nil	nil	N/A	nil	144,000
Renée L. Glover	63,000	81,000	nil	nil	N/A	nil	144,000
Ira Gluskin	--	144,000	nil	nil	N/A	nil	144,000
J. Michael Knowlton	79,000	81,000	nil	nil	N/A	nil	160,000
Siân M. Matthews	69,000	81,000	nil	nil	N/A	nil	150,000
Geoff Matus(4)	N/A	N/A	123,000	1,901,000	N/A	315,000	2,339,000
Peter D. Sacks	79,000	81,000	nil	nil	N/A	nil	160,000
(1)Gary Berman's and David Berman's compensation for Fiscal 2022 is summarized in the Summary Compensation Table on page 73.
(2)For the purposes of translating all amounts in this table into U.S. dollars, the CAD/USD conversion rate used was 0.7692, being the average yearly exchange rate for Fiscal 2022 posted on the Bank of Canada website.
(3)The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated provide that his annual retainer is to be paid entirely in cash.
(4)Amounts reflect compensation paid to Mandukwe Inc. for the provision of Geoff Matus’ services as a consultant to the Company for Fiscal 2022, including an award of 14,709 PSUs each valued at C$10.81, included under All Other Compensation. Also reflected are payments made under the Company’s LTIP, included under Non-Equity Incentive Plan Compensation. The details of Mr. Matus’ consulting arrangement with the Company are provided under the heading “Employment Contracts”.

Minimum Share Ownership Guidelines
The Board compensation structure is designed to encourage the accumulation of equity in the Company through DSUs, and the Company has Director minimum share ownership guidelines in place which require our Directors to hold qualifying equity of Tricon having a value at least equal to three times an independent Board member’s annual retainer. This results in a required ownership threshold of C$540,000 in 2022. Directors are required to achieve compliance with these guidelines within six years following the respective Director’s appointment to the Board. The Common Share (including DSU) ownership of Directors who are not NEOs is summarized below.

	Ownership as of December 31, 2022(2)				Progress(3)
Name(1)	Common Shares ($)	DSUs Vested ($)	DSUs Unvested ($)	Total ($)	Requirement ($)	Multiple Achieved

Frank Cohen(4)	0	0	0	0	-	-
Camille Douglas(5)	228,029	0	0	228,029	399,000	0.6x
Renée L. Glover(6)	116,520	0	0	116,520	399,000	0.3x
Ira Gluskin	7,520,682	539,481	0	8,060,163	399,000	20.2x (meets)
J. Michael Knowlton	174,652	350,956	0	525,608	399,000	1.3x (meets)
Siân M. Matthews	57,809	604,325	0	662,133	399,000	1.7x (meets)
Geoff Matus	5,999,445	169,174	42,953	6,211,572	399,000	15.5x (meets)
Peter D. Sacks	462,117	88,457	0	550,573	399,000	1.4x (meets)

(1)Gary Berman's and David Berman's compliance with the minimum share ownership guidelines for senior executives for Fiscal 2022 (representing a higher ownership requirement) is summarized in the Share Ownership of Named Executive Officers Table on page 68.
(2)Values are based on the market value of the Common Shares as of December 31, 2022 (C$10.44). For the purpose of translating ownership values and requirements into U.S. dollars, a CAD/USD conversion rate of 0.7383 was used, being the daily exchange rate as of December 31, 2022 posted on the Bank of Canada website.
(3)Compliance with minimum ownership guidelines is a fluid and ongoing requirement determined on the basis of the current market value of the Common Shares. If (i) a drop in the value of the Common Shares, or (ii) an increase in Director compensation, has the effect of reducing any Director’s ownership below the required minimum guidelines, such Director is required to increase their ownership accordingly.
(4)The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated provide that his annual retainer is to be paid entirely in cash and that he is exempt from the Company’s minimum share ownership guidelines.
(5)Ms. Douglas was appointed to the Board on August 7, 2018.
(6)Ms. Glover was appointed to the Board on July 13, 2021.
GOVERNANCE PRACTICES

Highlights
•Governance structure includes clear accountabilities, risk oversight and cross-membership between our two standing committees
•Well-defined Board roles and responsibilities
•Written position descriptions for the Chair of the Board, Lead Director, Committee Chairs and President and CEO

•Board with 70% independent Directors
•Entirely independent Audit Committee and Compensation, Nominating and Corporate Governance Committee
•Independent Director meetings
•Directors elected individually (and not by slate voting)
•Majority voting policy for the election of Directors
•Gender diversity policy targeting at least 1/3 of Directors of each gender, which target has been met
•Board evaluation process and Director skills matrix used as tools for Board renewal and succession
•Director orientation and continuous education
•Code of Business Conduct and Ethics, Insider Trading Policy and Whistleblower Policy

Governance Structure

The Company believes that good corporate governance improves corporate performance and benefits all Shareholders and other Company stakeholders. The Company is firmly committed to acting in an ethical manner across all of our business dealings, and to working transparently with stakeholders and investors to enhance trust and reduce risks. The Board of Directors has adopted a structure and a set of policies to provide stewardship to the Company and to ensure compliance with sound corporate governance practices.

Roles and Responsibilities
The Board is responsible for the stewardship of the Company and in that regard is specifically responsible for:
(a)adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Company’s business and investments and the Company’s ESG priorities;
(b)supervising the activities and managing the investments and affairs of the Company;
(c)approving major decisions regarding the Company;
(d)defining the roles and responsibilities of management;
(e)reviewing and approving the business and investment objectives to be met by management;
(f)assessing the performance of and overseeing management;
(g)reviewing the Company’s capital and debt strategy;
(h)identifying and managing risk exposure;
(i)ensuring the integrity and adequacy of the Company’s internal controls and management information systems;
(j)director and management succession planning;
(k)establishing committees of the Board, where required or prudent, and defining their respective mandates;
(l)approving policies and supporting practices that guide conduct, ethics and fidelity;
(m)receiving and evaluating reports and recommendations from the committees of the Board from time to time;
(n)maintaining records and providing reports to Shareholders;
(o)ensuring effective and adequate communication with Shareholders, other stakeholders and the public;
(p)overseeing the Company’s ESG program and initiatives; and
(q)determining the amount and timing of dividends or distributions to Shareholders.

The charter of the Board of Directors is attached as Appendix C to this Information Circular and, along with the charters of the Audit Committee and Governance Committee, can be found on our website at www.triconresidential.com/investors/corporate-governance/.
It is recognized that every Director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interests of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.
Position Descriptions
The Board has developed written position descriptions for the Chair of the Board, Lead Director, Committee Chairs and President and CEO. These position descriptions are available on our website at www.triconresidential.com/investors/corporate-governance/.

Independence and Diversity
Seven of the ten members of the Board, and all members of the Board’s committees, are independent Directors. Three of the ten members of the Board (Ms. Matthews, Ms. Douglas and Ms. Glover) identify as women and one member is BIPOC. The current composition of the Board is set out below.

Director	Audit Committee	Governance Committee	Lead Director	Independent Director	Non-Independent Director	Reason for Non-Independent Status
Mr. David Berman (Co-founder)					X	Executive Chairman
Mr. Gary Berman					X	President and CEO
Mr. Frank Cohen				X
Ms. Camille Douglas	Member			X
Ms. Renée L. Glover	Member			X
Mr. Ira Gluskin	Member			X
Mr. J. Michael Knowlton	Chair	Member		X
Ms. Siân M. Matthews		Chair		X
Mr. Geoff Matus (Co-founder)					X	Consultant to the Company and member of management committees
Mr. Peter D. Sacks		Member	X	X
Meetings of Independent Directors

The independent Directors function independently of the non-independent Directors by holding in camera sessions after each Board and committee meeting and informally conferring on Board matters as such members determine necessary or desirable. The Lead Director also chairs all in camera sessions of the independent members of the Board.

Board/Committee Meeting	In Camera Sessions Held in 2022
Board	Every Meeting, Chaired by the Lead Director
Audit Committee	Every Meeting
Compensation, Nominating and Corporate Governance Committee	Every Meeting

The opinions of independent Directors are also actively solicited by the Executive Chairman and Lead Director at each meeting of the Board of Directors.

Independent Advice

The independent Directors may also retain the services of legal, financial, executive compensation and other experts at the Company’s expense whenever they decide they need independent advice or analyses.

Selection of Board Nominees
The Governance Committee, which is comprised entirely of independent Directors, is responsible for recommending a proposed list of nominees for election to the Board. On February 28, 2023, the Governance Committee and the Board recommended the nomination of incumbent Directors for election at the Meeting. Mr. Cohen’s nomination has been confirmed by Blackstone pursuant to its right, conditional upon maintaining a certain beneficial ownership interest in the Company, to nominate one member of the Board of Directors in connection with the closing of the Blackstone Private Placement.
In coming to its recommendation, the Governance Committee considered its assessment of potential candidates; the size, composition, performance and effectiveness of the Board of Directors as a whole; and the competencies, experience, diversity, background and skills of the proposed candidates in view of the Board’s ability to operate efficiently and effectively in fulfilling its mandate. More specifically, the list of nominees is determined annually according to the following nomination process:

Nomination Process	Applicable Practices and Policies
Evaluation
Annual review and assessment of professional skills, abilities, personality and other qualifications of each proposed nominee
Evaluation of the time and energy that the nominee is able to devote to the role
Determination of the specific contribution that each nominee can make to the Board

Competencies
Annual review of the competencies of the Board as a whole, and of Directors individually, using a skills matrix identifying key competencies and individual Director’s proficiency
Any assessed gap triggers a search by the Governance Committee for new nominees with the required missing competencies and qualifications

Term Limits and Renewal
No term limits, retirement age policy or formal policy on Board renewal for Directors; Board renewal is ensured through more interactive Director evaluation and succession planning
Nominees are selected by balancing (i) the benefit of adding new perspectives to the Board from time to time and (ii) the benefits associated with continuity and in-depth knowledge of each facet of Tricon’s business, which necessarily takes time to develop, and is important to retain given the unique nature of our industry
Annual Director, Board and committee assessments and performance evaluations are the main mechanisms to ensure Board renewal and continuous improvement
Effectiveness of the Board’s approach to ensuring appropriate Board renewal is evidenced by the fact that seven new Directors (representing 70% of the Board), including six independent Directors, have been elected or appointed to the Board since 2014.

Board Interlocks
The Board considers it to be good governance to avoid interlocking Board relationships, if possible
No formal limit on Board interlocks, but it is a nonexistent issue at the moment
Interlocking memberships will be considered, as they may arise, on a case-by-case basis based on recommendations from the Governance Committee, taking into account any circumstances which could impact a Director’s ability to exercise independent judgment

Diversity
The Board has adopted a formal gender diversity policy according to which a target of at least 1/3 of the Board would be of either gender which is in line with the gender diversity standards set by the 30% Club Canada
The Governance Committee believes that leadership diversity is a matter of importance and needs careful consideration, and remains committed to seeking qualified individuals of diverse backgrounds in selecting candidates for membership on the Board of Directors
When recruiting new Board members, the Governance Committee ensures that lists of potential candidates include female and racially diverse representation
Three of our seven independent Directors, and three of the ten members of the Board, are women
10% of our Board members are BIPOC

Corporate Governance Guidelines
The Board has adopted Corporate Governance Guidelines (the “Guidelines”) to provide a structure within which our Directors and senior management can effectively pursue Tricon’s objectives and promote the highest standards of ethical behavior and risk management. It is a working structure for principled actions, effective decision-making, and appropriate monitoring of compliance and performance. The Guidelines reflect Tricon’s commitment to good corporate governance and compliance with regulatory requirements for listed companies and other legal requirements. It is intended to serve as a flexible framework, not a set of binding legal obligations, within which to conduct business. The Guidelines address, among other things: Director qualification standards, Director responsibilities, Director access to management and independent advisers, Director compensation, Director orientation and continuing education, management succession and an annual performance evaluation. A copy of the Guidelines is available under the Company’s profile at www.sedar.com, can be found on our website at www.triconresidential.com/investors/corporate-governance/, and may be obtained upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.
Orientation and Continuing Education
The Board encourages Directors to take relevant training programs to expand their knowledge of best practices in corporate governance, the nature and operation of the Company’s business, and broader industry issues affecting the Company. It is within the mandate of the Governance Committee to recommend to the Board continuing education activities or programs for Directors. The Company periodically arranges for guest speakers to attend Board or committee meetings to provide information and education to Directors on a variety of subjects relevant to the Company and the role of its Directors. Funds are also set aside for Directors to attend conferences and seminars as they deem appropriate to further their knowledge and ability to carry out their responsibilities. To further facilitate Directors’ continuing education, each regularly-scheduled Board meeting dedicates a segment of the agenda to providing information or training on one or more topics of relevance, and Directors will participate in compliance and other educational programs provided to employees of the Company from time to time.
The Company also pays for publication subscriptions and memberships in associations, such as the Institute of Corporate Directors, to enable the Directors to keep informed of industry trends and best practices in corporate governance.
The Company has an orientation program for new Directors under which a new Director meets with members of senior management and the Board to discuss the role of the Board, its committees and its Directors, as well as the nature and operation of Tricon’s business. In addition, a new Director is presented with a Director manual that contains reference information to assist in the new Director’s orientation to the Company and their role, including key Company policies and procedures, the Company’s current strategic plan, the most recent annual and quarterly reports of the Company, and materials relating to key business issues. The Director manual is updated and provided to all Directors at least annually.
Director Assessment and Performance Evaluation
The Board, its committees and individual Directors are assessed annually through surveys of their effectiveness and contribution in order for the Board to satisfy itself that the Board, its committees, and its individual Directors are performing effectively.
The Governance Committee surveys all Directors to provide feedback on the effectiveness of the Board, committees, and individual Directors (with components relating to both self-assessment as well as peer evaluation). Assessment surveys consider the effectiveness of the chairs, the adequacy and timeliness of materials and the sufficiency and time allowed for discussions of relevant issues at the Board or committee level. The surveys additionally provide for confidential and subjective comment on areas for improvement or issues that are relevant or notable for the Board or committee under evaluation. Each Director is given the opportunity to assess the contribution of each of their peers relative to the performance standards. The chair of the Governance Committee compiles the results and assesses the operation of the Board and the committees, the adequacy of information provided to Directors, and the strategic direction and processes of the Board and committees. If concerns are raised, the chair of the Governance Committee will review the feedback individually with each affected Director on a confidential basis to encourage the relevant Director to develop an action plan to continue to hone and improve their contribution to the Board. The Board as a group is provided with an opportunity to discuss the assessment results in order to identify and address areas requiring attention or improvement. The assessments are also used by the Governance Committee to inform its recommendation of nominees for election to the Board.

Ethical Business Conduct
Code of Conduct, Conflicts of Interest and Compliance Training

The Board of Directors has adopted a code of business conduct, fidelity and ethics (the “Code”) that sets out the principles that should guide the behavior of Directors, officers and employees of the Company. The Code addresses, among others, the following issues:

•Conflicts of interest;

•Protection and proper use of corporate assets and opportunities;
•Confidentiality of corporate information;
•Fair dealing with the Company’s competitors and persons with whom the Company has a business relationship;
•Obligations to the Company’s advisory clients;
•Compliance with laws, rules and regulations; and
•Reporting of any illegal or unethical behavior.

The Board of Directors (or any committee to which that authority has been delegated) can grant waivers of compliance with the Code. No such waiver has been granted since the adoption of the Code and, consequently, the Company has not filed any material change report during the last fiscal year pertaining to any conduct of a Director or executive officer of the Company that constitutes a departure from the Code.
A copy of the Code is available under the Company’s profile at www.sedar.com, can be found on our website at www.triconresidential.com/investors/corporate-governance/, and may be obtained upon written request to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.
The Company’s Conflicts of Interest Policy adopted in 2022 operates in conjunction with the Code and provides employees with more detailed guidance on ethical matters including:

•Gifts and entertainment;
•Political contributions;
•Personal relationships;
•Outside business activities;
•Personal interests in property transaction; and
•Ownership of residential rental properties

We provide annual compliance training to ensure our people understand the laws and regulations impacting our business and their responsibility to ensure ongoing compliance in their day-to-day job responsibilities. The program covers corporate policies and procedures, information security, as well as policies and procedures that are specific to investment adviser roles. These sessions reinforce our principles and help our people make appropriate business decisions and reduce exposure to unnecessary risks. Over 98 percent of all employees completed annual compliance/ethics training in 2022.

Related Party Transactions

In accordance with the Company’s policies, related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors, immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.
In the normal course of operations, the Company executes transactions on market terms with related parties that are measured at the exchange value and are recognized in the Company’s consolidated financial statements, including, but not limited to: asset management fees, Performance Fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. More information is included in Note 34 to the Company’s financial statements for Fiscal 2022.

The Audit Committee is responsible for reviewing related party transactions. Furthermore, to ensure the Directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a Director or executive officer has a material interest, the Director or (if in attendance) executive officer is required to recuse themselves from the Board meeting at the time such transaction, agreement or decision is considered by the Board and such individual will not be permitted to cast a vote on the matter.

Whistleblower Policy

Through the Company’s whistleblower policy, the Board has established procedures that allow employees of the Company to confidentially, securely and anonymously submit concerns through a third-party service provider regarding any accounting or auditing matter or any other matter which such employee believes to be in violation of the Code. Any complaints received are acknowledged and promptly investigated, and a log of all complaints that are received is maintained, tracking their receipt, investigation and resolution. Any complaints that relate to questionable accounting or matters of a financial nature will be immediately brought to the attention, and reviewed under the direction, of the Audit Committee. We believe in fostering an open and honest workplace where our people accept and share the responsibility for reporting misconduct, with the understanding that an ethical workplace is in all our best interests. The whistleblower policy can be found on our website at www.triconresidential.com/investors/corporate-governance/.

Insider Trading Policy

According to the Company’s disclosure and insider trading policy, which was updated in 2022 to align more closely with current best practices, no one with any knowledge of a material fact or a material change in the affairs of the Company that has not been generally disclosed to the public should purchase or sell any securities of the Company, inform anyone of such material information (other than in the necessary course of business) or advise anyone to purchase, sell, hold or exchange securities of the Company (or any other securities whose price or value may reasonably be expected to be affected by the material information) until such information has been generally disclosed to the public and sufficient time has elapsed for such information to have been adequately disseminated to the public. The disclosure and insider trading policy can be found on our website at www.triconresidential.com/investors/corporate-governance/.
Privacy Policy

Protecting the personal information of shareholders, residents, investors and employees is a key priority of the Company. This is reflected by Tricon’s privacy policy, the recent implementation of more robust procedures aimed at the protection of confidentiality in the course of day-to-day operations, as well as the formation of a privacy office tasked with ensuring that the Company remains compliant with privacy-related rules and regulations in each jurisdiction in which it operates. The privacy policy can be found on our website at www.triconresidential.com/investors/corporate-governance/.
Information Technology Policies

Tricon’s information technology policies and procedures cover key topics such as system, data, email and internet usage and access, as well as acceptable use, password protocols and work device protection. All employees participate in regular cybersecurity awareness training to ensure they understand the policies and procedures regarding acceptable use. We also conduct annual assessments of our cybersecurity maturity against the NIST framework. In 2022, our internal audit department led a third-party operational audit of our cybersecurity program, focusing on an independent assessment of IT governance, key processes and controls to identify gaps and define a continuous improvement plan. This will pave the way for establishing an even more robust IT governance and cybersecurity framework to help govern, execute and monitor all key IT domains and processes. In addition, in 2022, our IT department completed its own compliance audit with the specific intention of ensuring that the data and process integrity within Tricon's core financial systems and reports meet effective IT General Controls (ITGC) requirements.

Respectful Workplace Policy

With the goal of further fostering a respectful and safe work environment, the Company has adopted a formal policy to reflect its commitment to providing a workplace free from discrimination, harassment and violence, to educate employees on their rights and available recourse (including the confidential reporting of incidents of concern), and to set out the procedures to be followed in handling any such complaints. The policy is intended to ensure that the Company’s employees are aware of their rights and responsibilities relating to maintaining a safe and respectful workplace.
Business Continuity Plan
A key element of Tricon’s overall risk management strategy is the Business Continuity Plan (“BCP”), which was finalized in early 2020. The BCP specifies the actions we take in case of potential business disruptions that would lead to inaccessibility of business premises or primary systems and services. The objectives of the plan are to keep Tricon staff, stakeholders and third parties out of harm’s way and to provide the capacity to operate at a level of business activity that meets legal, fiduciary and regulatory obligations.
When the COVID-19 pandemic began, Tricon was quick to respond and put its Business Continuity Plan into action. Our employees were able to leverage our substantial investments in technology to continue to conduct operations without interruption while working from home. Tricon’s call center staff members were fully equipped to begin working from home almost immediately, and leasing activities quickly transitioned to virtual tours and self-showings. In-person contact was minimized for our local market staff and protective equipment was used where necessary in order to continue providing essential maintenance requests and initiatives.
Enterprise Risk Management
We believe that value is maximized when management sets strategy and objectives that strike an optimal balance between growth and performance goals and their related risks, and efficiently and effectively deploys resources to achieve those objectives.
The Board has overall responsibility for the integrity of Tricon’s risk management systems and has delegated responsibility for risk oversight to the Audit Committee, which is also responsible for ensuring that internal controls are appropriately designed, implemented and monitored, and that financial reporting is complete and accurate.

Company management, under the auspices of the Board and Audit Committee, is responsible for the maintenance of our Enterprise Risk Management program.
Embodying COSO risk management principles, our management, as a first line of defense, works closely with our team of legal and compliance professionals and our internal audit department to analyze the risks confronting the company and its business by identifying and prioritizing those risks and designing, establishing, and ultimately testing risk controls and mitigation strategies.
The internal audit department is the newest element of Tricon’s enterprise risk management program and reports directly to the Audit Committee, independent from management. In 2022, the Company successfully launched its Sarbanes-Oxley Act compliance program and the internal audit team began conducting operational audits to assess our risk management practices in key areas of our business, including our cybersecurity protocols.
In 2022, the Company formalized an enterprise risk management framework and through 2023 will continue to bolster its enterprise-wide system of risk identification and prioritization to better ensure that the Company is focusing its risk mitigation efforts and resources as effectively as possible and striking the appropriate balance between mitigating risks and seizing opportunities.
Succession Planning
The Board is responsible for providing guidance and oversight on succession planning, both in terms of immediate response as well as long-term arrangements, for the Chief Executive Officer and each key executive and reviews such succession plans annually. Specifically, the annual succession planning process includes a review of the Company’s organizational structure and considering policies and principles for the selection and retention of the executive management in addition to succession planning. Discussions on this basis include prospects for high-performing executives, replacement scenarios for unexpected events and cross-training and development opportunities for the senior management team. When required, the Company also supplements with external hiring to address talent gaps and acquire critical skills. Specific customized succession plans are prepared to address any identified gaps or anticipated exits. In addition, management works with the Board to assess and enhance talent within its senior management team and internal talent more generally, investing time and resources in developing the managerial capabilities of the Company’s existing and future leaders.
Leadership Diversity
We understand that embracing diversity leads to improved employee performance, more resilient decision-making, and higher rates of innovation and creativity. Tricon is committed to the principles of, diversity, inclusion and belonging in our business, free from discrimination and harassment. We seek to enable all Tricon employees, regardless of race, ethnic origin, religion, sexual orientation, gender identity and expression, age, disability, or any other personal characteristics, to achieve their full potential in an environment characterized by equality of value, respect and opportunity. This principle extends across our organization and is embedded into our Company’s policies and practices.
Tricon’s diversity, inclusion and belonging priorities are a key part of our efforts to attract and retain talent, reduce employee turnover, increase job satisfaction, and build a culture of trust and collaboration. These priorities include:
•Creating policies and programs for fostering diversity in our business (including our Diversity, Inclusion and Belonging Council, described below), and a culture of inclusivity and open communication;
•Promoting diverse, inclusive and accessible work environments that facilitate collaboration and give employees the support they need to succeed; and
•Building teams with a diverse range of thought and perspectives to encourage innovative thinking, and flexible, thoughtful decision-making.

The Governance Committee and the Company also consider the level of female representation on the Board and in executive officer positions in identifying and nominating Director candidates and when making executive officer appointments. Tricon’s policy provides for a target of 1/3 of Directors being of either gender, which target the Company currently meets. This aligns the Company’s policy with the gender diversity standards set by the 30% Club Canada. While the Company has not adopted a similar target for the representation of women in executive officer appointments for the reasons noted below regarding consideration of candidate skills, experience, commitment and qualifications, it does consider the level of female and general diversity representation in such positions as well as in the Company’s succession planning, including in our leadership development programs.
The Company currently has three female identifying Directors (amounting to female representation of 30% of the Board and 43% of independent Directors). As of May 1, 2023, one of the seven executive officers of the Company (14%) identifies as a woman and six of the twenty-four members of the Company’s senior management team (25%), which includes Tricon’s executive officers, identify as women. Additionally, one Director (10%), one executive officer of the Company (14%), and six members of the Company’s senior management team (25%), identify as BIPOC.

As part of our commitment to strengthen Tricon through diversity and combat systemic racism, we have joined the BlackNorth Initiative, an enterprise that is on a mission to remove barriers that negatively affect the lives of Black Canadians. By signing the BlackNorth Initiative CEO Pledge in 2020, we locked arms with Canada’s largest businesses and resolved to acknowledge and counter systemic anti-Black racism. With that pledge, Tricon established a goal to fill at least 3.5 percent of our executive and Board roles with Black leaders by 2025. We achieved our goal in July 2021 and will continue our advocacy.

While diversity is one issue of significant importance, the Governance Committee continues to believe that the key to effective leadership is to choose Directors and officers who, having regard to a wide array of factors, possess the range of necessary skills, experience, commitment and qualifications that are best suited to fostering effective leadership and decision-making at the Company. In addition to being proud to support broader diversity initiatives, the Board will continue to identify and select candidates based on additional and indispensable criteria such as:
•merit, skills, experience and qualifications;
•expected contribution and value-added to the group as a whole;
•maximization of Board effectiveness and decision-making abilities; and
•needs of the Company at the time.

Diversity, Inclusion and Belonging Council

In an effort to further strengthen the exceptionally diverse talents and abilities of our team members, and leverage their uniqueness, Tricon created a Diversity, Inclusion and Belonging Council in late 2021. The Council, with broad membership from across the organization, is charged with creating an ongoing plan that fosters an inclusive and supportive workplace, which ultimately serves the Company by attracting, developing and retaining a talented and diverse workforce. Specifically, the Council:
•Guides the diversity management process by influencing policies and practices that create and maintain a diverse workforce in an inclusive environment, where everyone feels fulfilled and enjoys a sense of belonging;
•Supports diversity initiatives, sharing updates, celebrating successes and inspiring team members to be open and embrace change, diversity and inclusion; and
•Establishes metrics by which to measure and evaluate diversity, inclusion and belonging initiatives, recognize successes, track progress and identify opportunities.

Celebrating Women in Leadership – EmpowHER
Providing equal rights and opportunities to all of our team members of all genders is a core value of our DIB strategy, as is undertaking programs and initiatives to advance that value. As Tricon’s first Employee Belonging Group, EmpowHER is dedicated to supporting and advancing women in the workplace. It is open to all women and their male allies who want to be champions for change. EmpowHER enrolled 51 members in 2022, including four male allies and 20 people leaders across 18 Tricon office locations. The group’s mandate is to elevate and advance women at Tricon both professionally and personally, help create opportunities and experiences to build an inclusive community, and provide tools and resources for women and their allies.

Shareholder Engagement
Maintaining a dialogue with Shareholders is a key priority of the Company, especially on the topics of governance and compensation practices. Shareholders who are interested in engaging with the Company can attend the Meeting and pose questions to management. They can also learn more about the Company through the following:
•webcasts of our quarterly earnings conference calls with research analysts;
•webcasts of our annual investor day for institutional investors and analysts with presentations by our senior management team;
•executive presentations at institutional and industry conferences; and
•investor road shows, property tours, and various retail and institutional investor events in Canada and the United States throughout the year.
The Company takes Shareholder feedback seriously. This is reflected by the Company’s implementation of numerous material changes in recent years in direct response to Shareholder input, including:
•adopting consolidated accounting and other financial disclosure practices that reduce complexity and improve comparability of results with real estate peers, including launching a comprehensive supplemental information package;

•adopting a comprehensive ESG plan and publishing an inaugural ESG Roadmap, as well as enhancing ESG disclosure in the Company’s quarterly results;
•launching a new corporate website with easily accessible investor materials, regulatory filings, and ESG disclosure;
•broadening the application of our diversity policy, setting and meeting a target that at least 1/3 of Directors would be of either gender; and
•the multi-year overhaul of our executive compensation program which better aligns management and Shareholder interests and better reflects the latest and best practices employed by our corporate peer group, including the recent adoption of an innovative performance assessment process which aligns our CEO’s Core Compensation with the achievement of annual targets set by the Board in respect of metrics identified as being essential to Tricon’s success.
In order to provide Shareholders with further clarity on ways in which they can engage with the Company, the Board has adopted a Shareholder Engagement Policy (the “Engagement Policy”). The Engagement Policy prescribes governance topics for discussion between the Board and Shareholders, guidelines regarding meeting attendance, and a means for Shareholders to contact the Board to request a meeting. Shareholders who are interested in directly engaging with the Board regarding those topics specified in the Engagement Policy are encouraged to review the Engagement Policy, which can be found on our website (www.triconresidential.com), and to contact the Board at:
Tricon Board of Directors
Tricon Residential Inc.
Attention: Corporate Secretary
7 St. Thomas Street, Suite 801
Toronto, ON M5S 2B7
Email: board@triconresidential.com
Environmental, Social and Governance Program
Environmental, Social, and Governance ("ESG") principles have guided Tricon throughout its 35-year history of delivering business excellence. Our ESG objectives are centered around the following strategic priorities which underpin all aspects of our business:
Our People: Tricon is committed to engaging, supporting, and enriching the lives of our employees so they can thrive and, in turn, take care of our residents and the communities in which we operate. To align our purpose-driven culture with our ESG strategy, Tricon focuses on: (i) creating an exceptional employee experience by empowering and enabling employees to unlock their potential, (ii) delivering company-wide professional development opportunities to promote high-performing work teams, and (iii) fostering a culture of diversity and inclusion and belonging to increase cognitive diversity and perspective. We are proud to have earned and maintained certification as a Great Place to Work for 2022 in Canada and the United States. The Great Place to Work Trust Index benchmarks employee attitudes, opinions, and satisfaction against Fortune Global 500 companies and the certification affirms our focus on what is important – creating a workplace culture that puts people first: our team members, our residents and our communities.
Our Residents: Tricon's goal is to build meaningful communities where people can connect, grow, and prosper. In addition to Tricon’s efforts to assist residents by self-governing rent growth on renewals, deferring late fees, and offering flexible rental payment plans throughout the COVID-19 pandemic, in early 2022 we announced the launch of Tricon Vantage, a market-leading suite of programs and services designed to enhance the financial well-being of our residents.
Tricon Vantage provides our U.S. residents with access to tools, resources and services to help them realize their financial goals. In collaboration with Operation Hope, Tricon Vantage gives residents complimentary access to financial literacy workshops, one-on-one coaching and guided group sessions tailored to their financial health and objectives. Tricon Vantage also offers residents access to a credit builder program to help build or improve residents' credit scores and a "first-look" home purchase program that gives qualifying residents the first opportunity to purchase the home they are renting in the event Tricon elects to sell. Finally, in the second half of 2022, we formally launched the last component of Tricon Vantage, our resident down payment assistance program, which provides qualifying long-term residents with up to $5,000 towards the down payment for a home purchase.
Then, in the fourth quarter of 2022, Tricon launched an industry-leading Bill of Rights, the first commitment of its kind among single-family housing providers in the U.S. The Tricon Resident Bill of Rights underscores our resident-first approach and pledges to provide our single-family rental home residents with the following rights, described in more detail at www.triconresidential.com/bill-of-rights: Right to Shelter; Right to Renewals; Right to Fair Advance Notice; Right to Moderated Rent Increases; Right to Participate in Financial Health and Credit Builder Programs; Right to Buy Your Home if We Decide to Sell; Right to Our Support if You Buy Another Home; Right to Respect.

We believe that taking a compassionate approach to serving our residents, as evidenced by our Bill of Rights and Tricon Vantage program, is the right thing to do and also a key contributing factor to our high occupancy, industry-low turnover rate and leading resident satisfaction scores.
Our Innovation: Tricon is firmly committed to leveraging innovative technologies and housing solutions to drive convenience, connectivity and affordability. Core service offerings are guided by two key desired outcomes: (i) delivering superior service that creates exceptional resident experiences, and (ii) developing offerings that enhance the lives of residents while addressing their housing needs.
Our Impact: Tricon is committed to making investments and operational decisions that reduce our environmental impact and enhance our assets’ sustainability and resource efficiency. The environmental impact portion of our ESG program focuses on: (i) developing and implementing sustainable methodologies to ensure our investments, developments and renovation projects adhere to our ESG objectives and commitments, (ii) investigating and investing in new technologies, materials and renovation methods to reduce resource consumption across our real estate portfolio, and (iii) investigating and investing in the reduction of resource consumption across our property management and corporate office operations.
Our Governance: Tricon aims to proactively identify, understand, and manage the risks to our business, while acting in a manner that exemplifies our commitment to ethics, integrity, trust, and transparency. Our ESG program focuses on the following governance initiatives: (i) maintaining a culture of compliance, integrity and ethics; (ii) embedding a strong risk management culture by setting a foundation for effectively identifying, analyzing and managing material and systematic risks, and (iii) fostering and maintaining Board and leadership diversity.

The Board is directly responsible for overseeing the Company’s approach to ESG matters. The Board will oversee management in setting the tone and reinforcing the culture within the Company regarding ESG matters, promote open discussion and integrate ESG management into the Company’s processes and goals. The Board, the Audit Committee and the Governance Committee have all incorporated into their charters specific responsibilities intended to support the Board’s oversight of ESG matters.
Details of our key ESG commitments, initiatives, policies, and performance progress can be found on the Company’s website under Sustainability.

COMPENSATION, NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
LETTER TO SHAREHOLDERS
Strong Governance, Proven Commitment, Exceptional Operating Performance
During what can only be described as an unprecedented year in the financial markets, we continued to show that providing a best-in-class experience for residents goes hand in hand with operational excellence, and in turn leads to financial excellence. We harnessed powerful demand trends to deliver on – and exceed – our business plan and execute on bold strategic initiatives. Our ability to capitalize on these opportunities was only made possible due to our disciplined efforts over recent years to implement a simplified and differentiated business strategy. In 2022, this was perhaps best exemplified by our ability to quickly pivot and adjust to the new realities of a post-pandemic market and undertake the highly successful sale of our US MF JV. This watershed transaction delivered $319 million of gross proceeds, including $100 million of Performance Fees, to Tricon and our investment in and management of the joint venture created hundreds of millions of dollars of Shareholder value in only a few short years.
As we strive to do each year, we continued to improve our executive compensation program in 2022, seeking to maximize alignment of management and Shareholder interests and reflecting the latest and best practices employed by our corporate peer group. In furtherance of this aim, over the previous 18 months we directly connected with 19 of our top 20 active institutional Shareholders, accounting for over 49% of our outstanding shares as of March 31, 2023, to proactively seek their input and feedback regarding numerous aspects of our business.

During these discussions, we were pleased to hear that our Shareholders appreciate Tricon’s consistent financial and operational outperformance which is facilitated in part by the pay-for-performance design and implementation of our executive compensation program. Shareholders understand that Tricon is a unique, complex and multifaceted organization with multiple stakeholders and the continued evolution of our business requires talent recruitment from competitive industries beyond real estate. Consistent with our pay-for-performance philosophy, we continue to position Core Compensation within the competitive band of median pay of our peer group while requiring significant long-term value creation to earn Outperformance Compensation.
As in past years, our conversations with stakeholders yielded helpful feedback and provided direction on ways we can further improve our executive compensation program. In 2022, we engaged both Hexarem and FW Cook, our external independent consultants, to provide advice on the feasibility and implementation of the changes to our executive compensation program that would most effectively address the feedback we received. The most significant such change we implemented this year on the basis of this advice was the introduction of a value cap on award payouts possible under our LTIP. Due to the performance-based nature and long-term performance periods required as preconditions of LTIP payments, it is possible that multiple performance periods could be realized in the same year, potentially resulting in large payouts in any one year and significantly lower payouts in other years. To mitigate the risk of creating cash payment windfalls for Tricon’s executives, we proactively implemented a value cap on cash LTIP payouts ensuring that any residual payments above a pre-determined limit are deferred into Tricon equity to further create alignment between management and our Shareholders.
The Governance Committee and our Board are confident that these changes effectively respond to the feedback we have received and further our ongoing goal to implement an executive compensation program that attracts, retains and motivates a world-class executive team, aligns management with Shareholders and reflects best practices in corporate governance. We deeply value the relationships we have with all our stakeholders and look forward to future opportunities for continued dialogue and improvement.
On behalf of the Governance Committee and the Board, we thank you for your support. We welcome your feedback at any time by writing to us at board@triconresidential.com, or by mail at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.
Sincerely,
Siân M. Matthews
Chair of the Compensation, Nominating and Corporate Governance Committee

COMPENSATION DISCUSSION AND ANALYSIS
The Compensation, Nominating and Corporate Governance Committee
With respect to executive compensation governance, the role of the Governance Committee is to:

•Ensure that the executive compensation program can attract, motivate and retain the best and brightest executive talent;
•Ensure that Tricon’s compensation policies and programs promote sound risk management and closely tie executive compensation paid to Tricon’s operational performance and total shareholder return;

•Review the various components of total compensation, either when policies and programs are being developed or when they are being applied, while ensuring compliance with sound compensation governance principles;
•Ensure that Tricon’s executive compensation policies and programs comply with in-force regulations and standards;
•Recommend that the Board approve new compensation programs or material changes to existing programs;
•Consider the expectations of Shareholders and of governance organizations;
•Exercise discretion, as it deems necessary, to adjust individual and aggregate variable compensation.

Competencies of Governance Committee Members
All Governance Committee members have human resources, compensation, and risk management competencies. These competencies were gained from the experience they acquired in current or former positions, in particular in their capacities as senior officers at other major corporations, as members of boards of directors or through their educational background. Below is an overview of these competencies:

•Human resources and compensation: knowledge and experience in managing compensation programs and understanding of principles and practices related to human resources;
•Risk management: knowledge and experience in risk management, risk assessment and risk communication; and
•Leadership: experience in a senior position in a major company or institution.

Michael Knowlton serves on the Governance Committee and is also the chair of the Audit Committee of the Company, which helps the Governance Committee make more informed decisions on the alignment of compensation policies and practices with the Company’s financial performance and risk management framework.

Compensation Philosophy
Our compensation philosophy recognizes that a highly qualified and engaged workforce is critical to our continued success, and guides compensation decisions made by our Board of Directors and our senior management. Our compensation philosophy is intended to reinforce our belief that Shareholders should have an opportunity to fully understand how our compensation principles, policies and programs support the achievement of our performance objectives, as well as the creation of value for our Shareholders over the long term.

Guiding Principles
To achieve these objectives, our approach to compensation is based on the following key philosophical principles:
1.Our compensation approach aligns with Shareholders’ long-term interests
We align the interests of executives with those of long-term Shareholders through effective compensation policies
2.Our compensation approach is transparent and reflects strong corporate governance
We strive to be a leader on governance issues, to continually adopt leading compensation practices, to ensure our compensation program is straightforward, and to communicate openly and clearly about our compensation practices
3.Our compensation approach reflects effective risk management
We ensure that compensation reflects an appropriate balance between risk and reward and does not provide incentives for excessive risk-taking or short-term decision-making
4.We pay for performance
We structure our compensation plan to create a high-performance culture by placing a large proportion of executive pay at-risk, with clear relationships between pay and performance. We have compensation elements supporting progress toward annual strategic priorities, strong Shareholder returns over time, and outperformance in our Strategic Capital business
5.Compensation enables us to attract and retain the best and brightest in the industry
We set target compensation to ensure competitiveness in the markets where we operate and compete for talent. Our Outperformance Compensation program supports our efforts to attract and retain top talent from competitive, high-incentive labor markets such as finance, tech and private real estate. Significant vesting periods encourage our top talent to stay with the Company for the long term. While competitive compensation helps us attract and retain talent, we know it must co-exist with sound business objectives, a healthy corporate culture, and the availability of meaningful and enriching work opportunities

These principles are reviewed periodically by the Governance Committee to ensure that they remain appropriate and aligned with our corporate strategy.

What Tricon Does
Rely on a well-defined compensation philosophy to guide pay decisions
Align performance-based compensation with corporate performance:
The majority of NEO compensation is variable, at-risk
Newly implemented performance assessment process directly ties the CEO’s AIP award multiplier to individual performance in respect of annual targets set by the Board
Annual Incentive Plan awards are approved by the Governance Committee and reflect annual corporate performance, business unit performance and individual performance
DSU, PSU, stock option and Restricted Share grants tie NEO compensation to Shareholder returns
Require NEOs to hold Common Shares
Encourage executives to take and retain gains from share-based awards in Common Shares
Prohibit bypassing compensation plan objectives by hedging or speculative transactions in Common Shares
Maintain a clawback policy applicable to any incentive compensation awards
Balance a mix of compensation vehicles spanning various time horizons
Benchmark executive compensation on a total compensation basis, not element by element
Target the size-adjusted (reduced) 50th percentile of our comparator group
Cap on aggregate cash LTIP payments made to any participant in any given calendar year
Obtain support from an independent external compensation consultant who does not provide any other services to the Company

What Tricon Does Not Do
xNo supplemental executive retirement plan for the NEOs
xNo excessive perquisites
xNo bonus or multi-year grants guarantee
xNo employment termination clause exceeding 24 months of compensation, or 30 months in the case of termination following a change of control
xNo exercise price changes for stock options or exercise prices below fair market value

Compensation Plan Elements and Implementation of Executive Compensation Changes
Tricon’s compensation programs effectively balance long-term performance and short-term goals and comprise both Core Compensation and Outperformance Compensation programs.
Core Compensation
The Company positions executive Core Compensation, designed to incentivize short to medium term performance, recruitment and retention, around the peer group median. The table below summarizes the key elements of the Company’s executive Core Compensation program applicable for 2022.

Type	Element	Description
Fixed Compensation	Base Salary	Reflects the executive’s level of responsibility, skills and experience, the market value of the position and the executive’s overall performance both individually and in relation to their business unit
Benefits and Perquisites
•Executive benefit plans paid for by the Company provide medical and dental coverage, as well as short-term and long-term disability and life insurance
•Limited perquisites are provided, including an annual medical examination

Variable Compensation	Annual Incentive Plan (AIP) (See page 57)
Funding: Capped Pool
•AIP funding for executive participants is based on a preliminary pool equal to the sum of all such participants’ individual AIP targets, which are based on a benchmarking study
•The size of the final pool may vary, up or down, based 50% on achieving Core FFO (excluding AIP expense) performance targets, and 50% on achieving single-family same-home NOI growth performance targets
•The final pool is capped at 150% of target and subject to Board discretion

Allocation
•Executive participants are allocated a portion of the final AIP pool based on their individual and departmental performance. Individual and departmental performance goals for executives are developed through a consultative process with the CEO and the Governance Committee and comprised of subjective, qualitative metrics that align the individual’s specific role with the Company’s long-term corporate strategy. Performance is then assessed based on the individual’s contribution relative to such goals.
•The CEO’s allocation otherwise determined is subject to an additional individual performance factor (which may increase or decrease the award) based on achievement of “scorecard” targets set by the Board at the beginning of the year.
•AIP awards are allocated based on a target of 50% in cash for the CEO and 60% in cash for other executives
•The remainder of executive AIP awards are equity-based and awarded:
-Targeting at least 50% in PSUs cliff vesting over three years with a performance factor, based on Adjusted EPS, between 0% and 200%, and settled in cash
-Targeting no more than 50% in awards with only time-based vesting (DSUs, stock options and/or Restricted Shares). Any DSUs or stock options granted will vest over three years from the grant date. Restricted Shares have much longer-term restriction periods (up to 12 years).

* Chart above reflects CEO allocation

Outperformance Compensation

The Company’s Outperformance Compensation program provides management with a share of the Performance Fees that may be paid from time to time by investors in our Investment Vehicles. It is designed to incentivize longer-term performance and retention by allowing for greater earning opportunities only in the event that high-reach outperformance hurdles negotiated with our private investors are met and significant value is created for Shareholders. Hurdles are formulaic and negotiated prior to the formation of each Investment Vehicle with third parties who have a keen interest in setting ambitious hurdles that incentivize exceptional performance and who expect that management will have a share in the Performance Fees paid so that their “skin in the game” ensures good alignment of interests. When these hurdles are met, our Shareholders benefit doubly: Tricon receives Performance Fees directly from the investors, and the returns from Tricon’s own co-investment in the Investment Vehicle will also have outperformed.
Performance Fees are generally payable only at or toward the end of the term of our Investment Vehicles, provided that superior returns are achieved, and these performance periods are significantly longer than compensation performance periods typically seen in the market (e.g. 8+ years). Awards vary greatly year-to-year due to performance period timing and the uncertainty of reaching the hurdles; thus, averaging Outperformance Compensation awards across multiple years better reflects the size of this program than performance in any one year (see page 65). Additionally, to address the possibility of numerous LTIP payments being made in the same year, aggregate LTIP payments made in cash to any participant in any given calendar year are capped (see page 64).

Outperformance Compensation extends deep into our organization beyond NEOs, helping us attract and retain key talent in an increasingly competitive market by aligning our compensation program with the expectations and practices of the industries with which we compete for talent, including not only other single-family rental companies and REITs, but increasingly private equity firms, private real estate investors and developers.

The table below summarizes the key elements of the Company’s executive Outperformance Compensation program applicable for 2022.

Type	Element	Description
Variable Compensation	Long-Term Incentive Plan (LTIP) (See page 62)	The LTIP provides an opportunity to participate directly in a portion of the Performance Fees paid by investors in the Company’s Strategic Capital business

Strategic Capital – A Competitive Advantage

Tricon’s Strategic Capital business involves our management of Investment Vehicles entered into in partnership with private institutional investors and is a significant differentiator between Tricon and our peers. In addition to wholly owning assets directly, through our Strategic Capital business we partner with third-party investors to acquire properties through joint venture vehicles. Tricon manages the properties owned by these ventures using our industry expertise to endeavor to deliver substantial returns to our investment partners. See page 65 for an illustration of this structure.

Assets managed through our Strategic Capital business typically yield higher returns for Tricon than those that are wholly-owned because, in addition to the returns from our co-investment in the Investment Vehicles, Tricon receives fees (including asset management fees, property management fees and development fees) for our management of Strategic Capital, and Performance Fees when we meet certain pre-negotiated return thresholds for our investors. These fees were a significant contributor to our business in 2022, representing 39% of Core FFO before overhead and interest expenses. In addition, the continued growth of our fee revenue has improved our overhead efficiency such that in 2022 we earned $137 million in asset management fees, property management fees, development management fees and net Performance Fees which amounted to 112% of our total corporate overhead costs. Said differently, the fees earned through our Strategic Capital business more than covered the entirety of Tricon’s overhead costs, effectively providing Shareholders the benefit of our tech-enabled management platform for free.

Strategic Capital also allows the Company to accelerate our growth. It allows us to leverage our own capital and scale our portfolio and operations more quickly, increasing efficiency and profitability. It also grants us access to capital sources without being beholden to public equity markets alone to fund our growth and annual deployment needs. With the private real estate market roughly twenty times larger than the U.S. public market, our Strategic Capital business can provide significant additional investment capacity that we can use to grow our business, even when the public equity markets are in challenging times. For example, as of December 31, 2022, we had $2.16 billion of unfunded third-party equity commitments in our existing Investment Vehicles, providing significant “dry powder” to capitalize on investment opportunities at a time when REITs generally have more limited access to capital.

Setting Executive Target Compensation
The Governance Committee has adopted a comparator group to establish the Company’s executive Core Compensation structure and ensure its competitiveness relative to companies against which we compete for executive talent. Tricon competes not just with other single-family rental companies and REITs, but increasingly with companies across industries, including with private equity firms and private real estate investors and developers. We require the financial acumen to conduct complex transactions, such as in our Strategic Capital business, as well as the technological expertise to continue to operate and innovate upon our technology-enabled property management platform.
Our executive Core Compensation structure is anchored to the comparator group’s size-adjusted 50th percentile. This target position was selected given the growth objectives of the Company, our management of third-party capital, and the unique skills required of our executive team.
Our current executive Core Compensation comparator group, which was updated in 2020 for benchmarking purposes and applied, with necessary adjustments, for 2022, is composed of 14 companies listed below, that:
•Are publicly-traded, with a market capitalization of at least US$500 million
•Have operations in North America focussed on residential real estate sectors or asset management activities, broadly reflecting Tricon’s business portfolio and investment strategy

Invitation Homes Inc.	Vornado Realty Trust
Essex Property Trust Inc.	Kennedy-Wilson Holdings, Inc.
Mid-America Apartment Communities Inc.	Morguard Corporation
UDR Inc.	Dream Unlimited Corp.
AMH(1)	Acadia Realty Trust
Apartment Investment and Management Co..(2)(3)	Columbia Property Trust(3)
Camden Property Trust	Independence Realty Trust Inc.
(1)Previously known as American Homes 4 Rent.
(2)This company separated its business into two separate and distinct publicly-traded companies, namely Apartment Investment and Management Co. and Apartment Income REIT Corp..
(3)These companies have ceased to be standalone or public entities since last being included in the Company’s comparator group for the purposes of a formal benchmark study.
Size-Adjusting
Executive core compensation is sensitive to the size and scope of a company. This trend is also observable in Tricon’s comparator group. Because Tricon’s size is below the median size of comparator group companies, the Governance Committee relied on comparator group compensation data size-adjusted downward to reflect Tricon’s scope.
Core compensation percentile statistics used by the Governance Committee were size-adjusted using statistical regression methodologies that require an appropriate proxy for company size and scope. Given the diversity of business models in the comparator group, it was determined that market capitalization, adjusted to include the size of assets from third-party investors, is the best proxy of relative size and scope among comparator group companies. Consequently, market capitalization data were adjusted to include the size of assets from third-party investors for comparator companies and for Tricon in statistical regression analyses which resulted in size-adjusted market compensation data.
Independent External Consultant
The Governance Committee has the authority to select, engage and compensate an external compensation consultant to carry out its duties. In 2022, the Governance Committee engaged Hexarem Inc. (“Hexarem”) as external independent consultant to assess our compensation program effectiveness and assist with ongoing improvement of the Company’s compensation program. The Governance Committee also engaged Frederic W. Cook & Co., Inc. (“FW Cook”) as an external independent consultant in 2022 to obtain a better understanding of our compensation program from the perspective of U.S. stakeholders. Both Hexarem and FW Cook remained engaged into 2023, assisting with the assessment of compensation program effectiveness and implementation of suggested program improvements.
The following table presents the fees paid to Hexarem and FW Cook in Fiscal 2021 and 2022.

Independent External Consultant
	Executive Compensation-Related Fees	All Other Fees	Total
Hexarem
Fiscal 2022	C$15,710	Nil	C$15,710
Fiscal 2021	C$84,178	Nil	C$84,178
FW Cook
Fiscal 2022	$95,065	Nil	$95,065
Fiscal 2021	Nil	Nil	Nil

Compensation-Related Risk Management Practices
There are certain risks inherent in the Company’s activities, which may impact the Company’s performance, financial position and the value of its securities. However, the Governance Committee ensures that policies and compensation practices in place do not encourage executives to take excessive risks. The Governance Committee has adopted the following policies and practices to mitigate the risks typically associated with a compensation program and to promote sound risk-taking.
A significant portion of executive variable compensation is deferred over different risk horizons for accountability purposes
Executive incentive compensation spans different risk horizons to balance several business priorities and to align executive interests with those of our Shareholders and private investors. The AIP and LTIP cover the following horizons for executive participants:
•AIP cash payments reward annual individual and group achievements;
•AIP payments deferred in PSUs reward sustained medium-term operational and share price performance;
•AIP payments deferred in DSUs and stock options, respectively, reward medium-term and long-term share price performance and Restricted Share awards are intended to reward even longer-term share price performance; and
•LTIP equity subscription opportunities, awards and payments reward the long-term superior performance of private Investment Vehicles within our Strategic Capital business and ensure absolute and direct alignment with the interests of our Shareholders and private investors, with payment only in the event that significant above-market returns are achieved as measured by objective, formulaic hurdles.

2022		2023	2024	2025	2026	2027
Annual Incentive Plan (AIP)	Cash		Payable after one year
	PSUs
	Stock options and DSUs
	Restricted Shares
		Vest and become unrestricted after 5 - 15 years
Long Term Incentive Plan (LTIP)	Equity and Cash
					Typically vest over 8-10 years (1)

(1)Equity and cash entitlements under the LTIP are allocated or vest over the term of the Investment Vehicle to which they pertain
The AIP pool funding is capped at 150% of target and further subject to Board discretion

The AIP pool for executive participants includes a cap to ensure an appropriate sharing of value between management and Shareholders and to limit the incentive to take excessive risks in order to achieve short-term, unsustainable performance. In addition, the Board may exercise discretion to reduce or increase the final AIP funding to ensure that payouts correlate with actual performance as intended at the time performance goals are set.
Forfeiture and clawback policy
The purpose of Tricon’s Incentive Compensation Clawback Policy is to address and redress situations in which individuals might profit from their misconduct.

The policy applies to all Tricon senior management and grants a committee comprised of independent Board members broad discretion to retract, cancel or seek reimbursement of incentive compensation received by current or former senior members of management in the event of a material restatement of, or inaccuracy in, the Company’s financial statements caused by misconduct or fraud.
Anti-hedging policy
The Company has adopted a policy that prohibits Directors and employees from directly or indirectly hedging the value of Common Shares or equity-based entitlements held as such actions reduce the alignment with Shareholder interests that the Company’s compensation program is intended to create.
More precisely, Directors and executives are prohibited from purchasing put options, selling call options or purchasing any financial instruments such as forward contracts, equity swaps, or collars, that are designed to hedge or offset variation in the market value of Tricon securities, including our Common Shares.
Share ownership guidelines for senior executives
The Board has instituted minimum share ownership requirements for the Company’s senior executives. We believe that requiring our executives to make a very significant direct investment in the Company, and to retain at least that level of investment, strongly aligns the Company’s decision-makers’ interests with those of our long-term Shareholders.
Our President and CEO is required to accumulate and maintain equity ownership worth at least 1.5 times his variable pay target under the AIP, which corresponds to 825% of his base salary. Other NEOs have a requirement equal to 1.0 times their variable pay targets, corresponding to between 200% and 400% of their respective base salaries.

Compensation of Named Executive Officers
The following individuals are our named executive officers (or “NEOs”) for 2022:

Gary Berman President and Chief Executive Officer
Wissam Francis Executive Vice President and Chief Financial Officer
David Berman Executive Chairman
Jonathan Ellenzweig Executive Vice President and Chief Investment Officer
Kevin Baldridge Executive Vice President and Chief Operating Officer

The following section provides you with information about each of our five NEO’s except for Gary Berman and David Berman whose biographies can be found above under the heading ‘Director Nominees’ on page 15.

Wissam Francis Toronto, Ontario, Canada		Joined Tricon: 2014 Title: Executive Vice President and Chief Financial Officer
Wissam Francis oversees all aspects of Tricon Residential’s financial management, including financial reporting and analysis, treasury, capital market strategies, investor relations, private capital fundraising and the internal audit and tax functions.
Wissam has extensive experience in financial reporting, capital markets, mergers and acquisitions, corporate finance and strategy formulation. He has more than 20 years of experience in real estate and has been actively involved in a variety of projects and sectors, including residential, retail, industrial, office, mixed-use and development. Before joining Tricon in 2014, Wissam was a senior member of Ernst & Young’s Transaction Real Estate advisory practise. Prior to that, he was the Director of Finance and Acquisitions at First Capital Realty.
Wissam has a CPA, CMA designation and a Master of Business Administration degree from Wilfrid Laurier University, a Master of Arts degree in Economics and Statistics from the University of Waterloo and a Bachelor of Arts degree in Finance and an Honours degree in Economics from the University of Western Ontario. He also completed Harvard Business School’s Leadership for Senior Executives Program.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities) (including Restricted Shares)	DSUs (non-voting securities)	Stock Options (non-voting securities)
136,636	54,821	288,807

Jonathan Ellenzweig Larkspur, California, United States		Joined Tricon: 2005 Title: Executive Vice President and Chief Investment Officer
Jonathan Ellenzweig is responsible for the strategic oversight of Tricon Residential’s rental housing and development platforms. He helps design and implement investment strategy, manages relationships with key stakeholders, sources new opportunities and oversees teams responsible for business plan execution and asset management. In addition, Jonathan is a member of Tricon’s Investment Committee and leads its San Francisco office.
Since joining Tricon in 2005, Jonathan has been an integral part of many of its defining strategic initiatives, including its IPO in 2010, the launch of its single-family rental business in 2012 and its entry into U.S. multi-family rental in 2019.
Prior to joining Tricon, Jonathan worked in investment banking in New York and Toronto for Citigroup Global Markets, where he was a member of the coverage and transaction execution teams for financial services and media/telecom companies. He is a member of the Policy Advisory Board of the Fisher Centre for Real Estate and Urban Economics at the University of California, Berkeley, plays a leadership role in the Urban Land Institute, and serves on the Board of Directors of the Lark Theatre, a non-profit single-screen arthouse cinema in Marin County, California.
Jonathan has an Honours Bachelor of Commerce degree with First Class Honours from Queen’s University.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities) (including Restricted Shares)	DSUs (non-voting securities)	Stock Options (non-voting securities)
161,424	6,425	643,939

Kevin Baldridge Laguna Beach, California, United States		Joined Tricon: 2015 Title: Executive Vice President and Chief Operating Officer
Kevin Baldridge is responsible for the operational oversight of Tricon Residential’s U.S. single-family rental and U.S. and Canadian multi-family rental businesses and is a key partner in establishing the strategic direction of the business. Kevin leads Tricon’s organic single-family rental acquisition program and its daily operating activities, including marketing, innovation and IT initiatives.
Prior to joining Tricon in 2015, Kevin was the President of Irvine Company Apartment Communities, where he was responsible for overseeing all property operations, asset management and acquisitions. Prior to that, he was a Senior Vice President of Boston-based General Investment and Development. Kevin is an advisory board member of Zillow and a board member of the National Rental Housing Council as well as its former President. Kevin and his wife founded and run Hope in Motion International, a charity that provides medical assistance to orphanages and villages in Latin America. He has also held board positions on the National Multifamily Housing Council, the California Apartment Association, Serving People in Need and JSerra High School.
Kevin has a Bachelor of Arts degree in Economics from the University of California, Los Angeles and a Master of Science degree in Finance and Accounting from the London School of Economics.

Equity Ownership/Control (as of May 1, 2023)
Common Shares (voting securities) (including Restricted Shares)	DSUs (non-voting securities)	Stock Options (non-voting securities)
113,647	10,633	234,012

2022 Compensation
Our NEOs receive a mix of fixed and variable compensation with a clear focus on variable compensation and deferred, at-risk components. Each component of our NEOs’ 2022 total direct compensation summarized in the table below is presented in further detail on the following pages.

Name (1)	Core Compensation						Outperformance Compensation	2022 Total Direct Compensation	% Variable	2022 Total Core Compensation
	2022 Base Salary	AIP 2022(2)					LTIP 2022
		Cash	DSUs	PSUs	Stock Options	Restricted Shares	Cash
Gary Berman	$808,000	$3,395,000	--	$1,376,000	$1,424,000	--	$12,797,000	$19,800,000	96%	$7,003,000
Wissam Francis	$385,000	$1,264,000	--	$360,000	$377,000	--	$3,300,000	$5,686,000	93%	$2,386,000
David Berman	$385,000	$848,000	--	$245,000	$246,000	--	$2,935,000	$4,659,000	92%	$1,724,000
Jonathan Ellenzweig	$400,000	$1,321,000	--	$333,000	$338,000	--	$6,343,000	$8,735,000	95%	$2,392,000
Kevin Baldridge	$500,000	$887,000	--	$232,000	$236,000	--	$3,133,000	$4,988,000	90%	$1,855,000
1.Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of share-based and option-based awards is computed, in Canadian dollars. For the purposes of translating amounts relating to base salary and AIP into U.S. dollars, a CAD/USD conversion rate of 0.7692 was used, being the average yearly exchange rate posted on the Bank of Canada website for Fiscal 2022. Given their event-based nature, for the purposes of translating amounts relating to LTIP into U.S. dollars, the CAD/USD conversion rate existing on the date of each relevant payment was used, being the exchange rate posted on the Bank of Canada website in respect of such dates.
2.See the Summary Compensation Table for the valuation of share-based and option-based awards.
Core Compensation was down year-over-year, as the NEOs volunteered not to receive base salary increases for 2022 and to limit the size of the final AIP pool. From an AIP perspective, the Company’s exceptional performance in 2022, which included achieving record Core FFO3 per share, representing a year-over-year increase of 33%, as well as record growth in same-home NOI4, up 10.4% year-over-year, led to management achieving a performance multiplier of 127% under the AIP; however, in light of the overall turmoil in the public capital markets, challenging macro-economic environment and ongoing uncertainty in financial markets, management voluntarily recommended to the Governance Committee that the size of the final AIP pool be limited to 118% of the preliminary pool, which was 2% lower than the 2021 AIP pool funding.

On the other hand, NEO Outperformance Compensation in 2022 meaningfully exceeded amounts paid in 2021. Payments under the LTIP are uncertain and highly variable, and in 2022 significant payments were made in connection with the tremendously accretive sale of our US MF JV in October 2022 and the associated termination of that Investment Vehicle. Completing the transaction at the tail end of a seller’s market allowed Tricon to generate a 21% IRR on its investment since inception and our joint venture partners to earn a 50% net IRR. The $319 million in gross proceeds provided Tricon sufficient capital to pay down our revolving credit facility, buy back stock, and self-fund our SFR acquisition program. These remarkable returns surpassed the strenuous hurdles resulting in our investors paying Performance Fees, in which LTIP participants, including our NEOs, share. In all, the Company’s participation in and management of the US MF JV created approximately $182 million in total value for our Shareholders (see page 68) and the CEO’s associated LTIP payment represents only about 6% of that value and only 2% of the $542 million in total value created for Tricon and its joint venture partners. Said differently, for every $100 our CEO received from our investors in respect of US MF JV, $1,600 of value was created for our Shareholders. For additional information with respect to this award and our Outperformance Compensation program more broadly, please refer to pages 62-68.

3 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” herein.
4 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” herein.

Core Compensation

The Company positions executive Core Compensation, which is designed to incentivize short to medium term performance, recruitment and retention, around the peer group median. Our Core Compensation program is comprised of both base salary and the Annual Incentive Plan.
Base Salary
The table below summarizes the NEOs’ base salary for Fiscal 2022, which was based on the results of our benchmarking study and taking into account individual performance, as well as the 2023 salaries, approved by the Governance Committee. The 2023 salaries reflect cost of living adjustments and the first increases in NEO salaries since 2021.

	2022 Base Salary	2023 Base Salary
Gary Berman	C$1,050,000	C$1,092,000
Wissam Francis	C$500,000	C$520,000
David Berman	C$500,000	C$520,000
Jonathan Ellenzweig	US$400,000	US$416,000
Kevin Baldridge	US$500,000	US$520,000
These 2023 salaries are all consistent with a salary structure anchored at the size-adjusted median of our comparator group for each individual NEO. Individual positioning within the salary structure takes into account the particular executive’s performance, responsibility, skills and experience.
Annual Incentive Plan (AIP)
Our AIP rewards individual and collective achievement and promotes prudent risk management, as a significant portion of annual awards earned by executive participants must be deferred over time. The AIP is designed to ensure transparency and provide alignment with Shareholders through its use of non-dilutive PSUs, described below, which track the value of Common Shares to ensure Shareholder alignment, but are settled in cash to avoid Shareholder dilution. Restricted Shares are also used as a vehicle for further ensuring very long-term Shareholder alignment without diluting existing Shareholders, as Restricted Shares are acquired on the TSX and NYSE to satisfy awards. The Stock Option Plan and DSU Plan further reduce the potential for Shareholder dilution as such plans were converted from “evergreen” to ”fixed-number” plans and impose conservative limits on allowable security-based award grants on both an annual and aggregate basis.
In 2021 the Company adopted a more robust performance assessment process aimed at aligning our CEO’s compensation and the achievement of individual performance targets set by the Board. For 2022, these targets were set in respect of seven metrics essential to Tricon’s success: shareholder value, operating efficiency, employees, residents, innovation and technology, ESG, and risk management & governance. At year end, the CEO’s performance is assessed by the Board in light of these scorecard targets to determine a separate multiplier to be applied to the CEO’s AIP award (ranging from 80% to 120%), which may increase or decrease the CEO’s AIP award otherwise determined.
AIP Features

Objective
•The purpose of the AIP is to provide an annual cash opportunity based on the Company’s annual results and to align the interests of executives with the interests of Shareholders over the long term by including a significant portion of equity-based compensation that is at-risk and that rewards future operational and share price performance

Funding
•Funding is based on a formulaic approach with two main parameters:
1.Pre-set and market-benchmarked AIP target compensation level for each participant, the sum of which determines a preliminary pool
2.Company performance compared to performance objectives approved by the Board at the beginning of the year, the result of which determines an adjustment factor
•The adjustment factor for 2022 was based 50% on achieving the Company’s budgeted Core FFO (excluding AIP expense) target, and 50% on achieving single-family same-home NOI growth performance targets.
-At the beginning of each year, the Board approves the financial performance goals that will be used to determine the adjustment factor for the year; for 2023, the Board has again established a target based 50% on achieving the Company’s budgeted Core FFO (excluding AIP expense) target, and 50% on achieving single-family same-home NOI growth performance targets.

Allocation
•The final pool is allocated among participants based on their individual and collective performance
•The CEO’s allocation otherwise determined is subject to an additional individual performance factor (which may increase or decrease the award) based on achievement of “scorecard” targets established by the Board at the beginning of the year
•Subject to the Governance Committee’s discretion, AIP awards are allocated based on a target of 50% in cash for the CEO and 60% in cash for other executives, except in exceptional circumstances
•The remainder of executive AIP awards are equity-based and awarded in PSUs, stock options, DSUs and Restricted Shares
-A target of at least 50% in PSUs cliff vesting over three years at a rate of between 0% and 200% based on Adjusted EPS performance relative to pre-set annual targets and settled in cash. For 2022, on the basis of the Company’s Adjusted EPS performance, a multiplier of 200% was applied
-A target of no more than 50% in awards with time-based vesting only (stock options, DSUs and/or Restricted Shares). Any stock options or DSUs granted to executive participants vest in equal tranches over three years from the date of grant while Restricted Shares cliff vest on a longer timeline (between 5 and 15 years from the date of grant)

2022 AIP Funding Results

For 2022, the adjustment factor was based 50% on Core FFO (excluding AIP expense) and 50% on same-home NOI growth. The Board established a Core FFO target of $210.3 million based on the Company’s annual budget and a same-home NOI growth target of 6%. The Company realized $215.7 million of Core FFO5 (excluding AIP expense and Performance Fees) and same-home NOI growth of 10.4% for the year. This performance would have justified a final pool equal to 127% of the preliminary pool under the AIP, however management voluntarily recommended a reduced AIP final pool of 118% of the preliminary pool, which was approved by the Governance Committee, in recognition of the fact that, although the Company’s 2022 performance exceeded expectations, the latter half of 2022 was beset by uncertainty and challenging financial and public capital markets.

The Governance Committee also assessed the CEO’s performance in light of his individual scorecard targets it set for 2022 and approved a multiplier of 1.05x to be applied to the CEO’s AIP award otherwise determined.
2022 AIP Allocation to NEOs
The 2022 AIP awards to NEOs approved by the Governance Committee are set out below. These awards are aligned with the Company’s benchmarked market-competitive pay structure and reflect the NEOs’ individual contributions through 2022.

	2022 AIP Awards (1) (2)
	Cash		DSUs		PSUs(3)		Stock Options		Restricted Shares
	$	%	$	%	$	%	$	%	$	%
Gary Berman	$3,395,000	55%	--	0%	$1,376,000	22%	$1,424,000	23%	--	0%
Wissam Francis	$1,264,000	63%	--	0%	$360,000	18%	$377,000	19%	--	0%
David Berman	$848,000	63%	--	0%	$245,000	18%	$246,000	18%	--	0%
Jonathan Ellenzweig	$1,321,000	66%	--	0%	$333,000	17%	$338,000	17%	--	0%
Kevin Baldridge	$887,000	65%	--	0%	$232,000	17%	$236,000	17%	--	0%
1.Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of all AIP awards is computed, in Canadian dollars. For the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rate used for Fiscal 2022 was 0.7692, based on the average yearly exchange rate posted on the Bank of Canada website. Values and figures expressed herein have been rounded to the nearest thousand or to the nearest percent, as applicable.
2.See the Summary Compensation Table for the valuation of share-based and option-based awards.
3.One-third of the PSUs awarded were subject to performance evaluation in Fiscal 2022 and, on the basis of the Company’s Adjusted EPS performance, a multiplier of 200% was applied.

2022 AIP Life Cycle from Grant to Payout
A significant portion of executive AIP awards are reinvested in the Company’s equity in the form of PSUs, stock options, DSUs and Restricted Shares and remain at-risk over the deferred period. The value of the deferred AIP award will vary upward or downward along with the Company’s total return and operational performance, as illustrated in the following chart.
5 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” herein.

Beginning of 2022

The Board approved:

1. The 2022 AIP Core FFO and same-home NOI growth goals; and
2. The 2022 PSU Adjusted EPS goals

2022 AIP Performance Assessment

Award: End of 2022

The Board approved the final AIP pool based on Core FFO, same-home NOI growth results and executive AIP awards

The remainder of the AIP awards were equity-based

AIP Awards

Cash

Immediate payout

PSUs

Cliff vesting after three years based on three-year Adjusted EPS results; vesting will vary between 0% and 200%

DSUs

Vest in equal tranches over three years

Stock Options

Vest in equal tranches over three years

Restricted Shares

Cliff vesting between 5 and 15 years

PSU Plan Key Terms

Objectives	•Link a significant portion of compensation to corporate goals and to the future value of the Company’s Common Shares •Foster employee attraction and retention
Definition
•PSUs entitle the participant to receive a cash amount equivalent to the value of the Company’s Common Shares at the end of a three-year performance cycle if predetermined annual performance objectives are achieved

Dividends	•Quarterly dividends paid by the Company are credited in the form of additional PSUs
Vesting
•PSUs fully vest following a three-year performance cycle (which includes the year of grant), based on a multiplier between 0% and 200% that depends on the achievement of predetermined annual Adjusted EPS targets

Payment	•Vested PSUs are paid in cash (non-dilutive)

A more detailed summary of our PSU Plan is included in Appendix B.
Deferred Share Unit Key Terms

Objectives	•Link a portion of compensation to the future value of the Company’s Common Shares •Foster employee attraction and retention
Definition	•DSUs are a notional equivalent to the Company’s Common Shares
Dividends	•Quarterly dividends paid by the Company are credited in the form of additional DSUs
Vesting
•Vesting periods are established by the Governance Committee at the time of grant
•DSUs awarded under the AIP vest in equal tranches annually over three years from their grant date for executive participants

Payment
•Vested DSUs are redeemable for Common Shares, issued by the Company from treasury, on a one-for-one basis, or, at the participant’s option and subject to the approval of the Governance Committee, for cash

A more detailed summary of our DSU Plan is included in Appendix B.
Stock Option Key Terms

Objectives	•Link a portion of compensation to the future value of the Company’s Common Shares •Foster employee attraction and retention
Definition
•Each option gives the participant the right to purchase one Common Share of the Company at an exercise price, determined at the time of grant, which cannot be less than the Common Shares’ closing price on the TSX or NYSE, as applicable, on the trading day prior to the grant date
•The potential gain therefore lies in the appreciation of the Company’s Common Shares following the grant

Vesting	•Vesting periods are set at the time of grant •Awards typically vest in equal tranches over three years
Exercise	•Once vested, options must be exercised before their expiry date, which is set at the time of grant and may not exceed 10 years

A more detailed summary of our Stock Option Plan is included in Appendix B.
Restricted Share Plan Key Terms

Objectives	•Link a portion of compensation to the long-term future value of the Company’s Common Shares •Foster employee attraction and retention
Definition	•Restricted Share awards are satisfied with Common Shares that are purchased on the TSX or NYSE (non-dilutive) and subject to long-term restrictions on sale or transfer
Dividends	•Quarterly dividends paid by the Company are credited in the form of additional Restricted Shares
Vesting	•Vesting periods and restrictions on sale or transfer are set at the time of grant •Awards are expected to cliff vest between 5 and 15 years from the date of grant
Payment	•Vested Restricted Shares are released from custodial arrangements to the participants as the restrictions are lifted

A more detailed summary of our Restricted Share Plan is included in Appendix B.

Burn Rate Policy
The DSU Plan and Stock Option Plan effectively codify a burn rate limit, as they were converted from ”evergreen” to ”fixed-number” plans in 2020 with security-based award caps imposed on both an annual and aggregate basis. These limitations allow for no more than 2,000,000 new security-based awards to be granted in any one-year period, representing a burn rate cap of approximately 0.7%, a meaningful 50% reduction from the voluntary 2% burn rate limit previously in place.
The following table sets out our historical burn rate and projected limit.

	2020	2021	2022	2023 projected
Number of DSUs granted	349,825 (0.18% burn rate)	928,855 (0.43% burn rate)	262,063 (0.1% burn rate)	Burn Rate
Number of stock options granted	199,380 (0.10% burn rate)	57,654 (0.03% burn rate)	1,735,730 (0.64% burn rate)
Weighted average number of Common Shares outstanding	192,973,343	218,087,838	272,972,697
Total burn rate	0.28%	0.45%	0.73%	Capped at ~0.73%
Outperformance Compensation

The Company’s Outperformance Compensation program provides management with a share of the Performance Fees that may be paid from time to time by investors in our Investment Vehicles. It is designed to incentivize longer-term performance and retention by allowing for greater earning opportunities only in the event that high-reach outperformance hurdles negotiated with our private investors are met and significant value is created for Shareholders. As a result, outperformance awards represent only a small fraction of the total associated value created for our stakeholders. Our Outperformance Compensation program is comprised of the Long-Term Incentive Plan.
Long-Term Incentive Plan (LTIP)
The Company’s LTIP is designed to align the interests of our employees, private investors and Shareholders based on the success of the private Investment Vehicles we manage in our Strategic Capital business. Success is measured in respect of formulaic return hurdles negotiated at arm’s length with our Strategic Capital investors, whose interest is to set high hurdles to incentivize exceptional performance and who expect that management will have a share in the Performance Fees paid to ensure alignment of interests. Performance Fees are paid by Strategic Capital investors when the returns for an Investment Vehicle exceed the applicable pre-negotiated hurdle, and payments under the LTIP constitute a share in those Performance Fees. When these hurdles are met, our Shareholders benefit doubly: Tricon receives Performance Fees directly from the Strategic Capital investors, and the returns from Tricon’s own co-investment in the Investment Vehicle will also have outperformed.
Incentivizes Strategic Capital outperformance, a key driver of our competitive advantage: Strategic Capital is a high-margin business that accelerates our growth responsibly. The assets held in our Strategic Capital business yield higher returns than the assets we own directly because Strategic Capital generates additional income from management fees as well as Performance Fees when applicable Investment Vehicles perform exceptionally well. As discussed in the following pages, LTIP payments are made exclusively out of the Performance Fees paid by investors, meaning that such awards are available only when substantial value is created for our Shareholders through our Strategic Capital business.
Strategic Capital investors support the need for LTIP: Our Strategic Capital investors want a compensation program tied directly to the success of the Investment Vehicles in which they invest to foster strong alignment and incentivize outperformance.
LTIP is a critical recruitment tool: We are more than a REIT and we need a compensation program component tied specifically to our Strategic Capital business to attract the best talent from the finance industry, private real estate companies, and other similar business sectors. The LTIP resembles the profit-sharing structures typically seen in private equity firms, which aligns our compensation with the expectations of the talent we recruit to Strategic Capital from the private equity and finance industries.

The key features of the LTIP are summarized below. A more detailed summary of our LTIP is included in Appendix B.

LTIP Entitlements
Objective	•Provides an opportunity to share directly in the Performance Fees, if any, earned in respect of our management of Investment Vehicles within our Strategic Capital business
Design Features
•Investors in certain of our Investment Vehicles may pay Performance Fees should pre-determined return thresholds be exceeded. 50% of all Performance Fees received is retained by the Company, and the remaining 50% is allocated to management
•To give effect to this allocation, the LTIP provides for an allocation of 100 points for each Investment Vehicle, consisting of (i) “management co-investment points”, which represent an opportunity to purchase Promote Units (described below) and (ii) “Cash Points” (together with Promote Units, “Points”)[1]
•Certain members of senior management are given the opportunity to participate in the potential Performance Fees by investing personal at-risk capital to subscribe at fair market value for ownership interests (“Promote Units”)[2] in the entity entitled to receive such Performance Fees pursuant to a separate management co-investment plan for the vehicle
•Management’s 50% share of the Performance Fees received from time to time by the Company in respect of a particular Investment Vehicle (the “Participant Share”) is split pro rata among (i) those holding Promote Units, and (ii) participants with Cash Points
•Points vest as follows: (i) 20 Points when the Investment Vehicle is established, (ii) 20 Points on each of the three anniversaries thereof, and (iii) the remaining 20 Points in connection with the termination of the Investment Vehicle

Allocation
•Point allocations are subject to Governance Committee approval
•As (but only to the extent that) Performance Fees are received by the Company, individual participants participate in the Participant Share in proportion to the number of vested Points

Termination
•Upon termination of an LTIP participant’s employment, any unvested Points (and, in the case of a termination for cause, vested Points) are forfeited and may be reallocated to the remaining LTIP participants

    (1) Payments to participants in respect Cash Points give rise to “LTIP liability” as described in the Company’s financial statements.
(2) Payments to participants in respect of Promote Units give rise to “performance fees liability” as described in the Company’s financial statements

Strenuous Performance Fee Hurdles: Not unilaterally set by Tricon. Rather, hurdles are negotiated at arm’s length with our Strategic Capital investors, whose interest is to set high hurdles to drive superior returns. This provides third-party validation of the rigor of the hurdles as well as the quantum of the Performance Fees.

Formulaic Program Design: Performance Fees are paid by investors when investment returns exceed the applicable pre-negotiated hurdle. Achievement of a hurdle often requires us to achieve an IRR for the Investment Vehicle in excess of a 8-10% compound annualized return. If a hurdle is met, Performance Fees are payable and represent a percentage of returns achieved above the hurdle. 50% of Performance Fees is shared with management under the LTIP.

Vesting Period: LTIP entitlements typically vest over 8-10 years.
Performance Period: Performance Fees are generally payable only at or toward the end of the term of our Investment Vehicles, provided that superior returns are achieved; these performance periods are significantly longer than compensation performance periods typically seen in the market (e.g. 8+ years).

Payout Cap: Aggregate LTIP payments made in cash to any participant in any given calendar year are capped at 3 times the participant’s target Core Compensation for the year. Any value in excess of this cap is deferred in the form of Tricon equity with vesting periods of at least 3 years established in the Governance Committee’s discretion.

Strategic Capital: The Connection Between Performance Fees and LTIP Payments
Performance Fees Paid ➔ LTIP Payments: LTIP payments are a share of the Performance Fees paid by our Strategic Capital investors. When investment returns in certain Investment Vehicles exceed pre-set hurdles that are negotiated up-front with our investors, those investors pay Performance Fees, of which 50% is shared with LTIP participants.
LTIP payments are highly variable based on Performance Fees: The chart below demonstrates that because LTIP payments are made only when Investment Vehicle outperformance results in Performance Fee payments, LTIP payment timing and amounts are highly variable. The Performance Fees paid by investors in any given year, and therefore the amount of LTIP payments, depends on the timing of performance periods across our Investment Vehicles (as well as whether returns in those Investment Vehicles exceed their performance hurdles). Furthermore, if returns for a given Investment Vehicle do not exceed their target over the life of the Investment Vehicle, no Performance Fees are payable at all; thus LTIP entitlements remain entirely at risk.
Averaging annual LTIP payments better accounts for variability: Averaging annual LTIP payments over multiple years provides a clearer understanding of the true size of our Outperformance Compensation program because of the significant variance in Performance Fee payments from potentially multiple Investment Vehicles year over year.

The chart below depicts the average LTIP payments made over the same timeframe while excluding the US MF JV award made in 2022, demonstrating its outsized impact.
2022 LTIP Payments
The following LTIP payments were received by the NEOs in respect of Fiscal 2022.

Total 2022 LTIP Payments (1)
Gary Berman	$12,797,000
Wissam Francis	$3,300,000
David Berman	$2,935,000
Jonathan Ellenzweig	$6,343,000
Kevin Baldridge	$3,133,000

(1) Given the event-based nature of LTIP payments, for the purposes of translating these amounts into U.S. dollars, the CAD/USD conversion rate existing on the date of each relevant payment was used, being the exchange rate posted on the Bank of Canada website in respect of such dates.

By exceeding IRR hurdles for Investment Vehicles over relevant performance periods, we created $411M of value for our Shareholders: In 2022, we exceeded the high-reach hurdles of six of our Investment Vehicles, resulting in Performance Fees being earned and LTIP payments being made. Tricon’s participation in and management of these Investment Vehicles creates significant value creation for Shareholders as Tricon benefits not only from the investment returns on its co-investment, but also from the fees it earns, which include development management, property management, and asset management fees, as well as its share of Performance Fees. In fact, as detailed below, the LTIP payments made to our CEO in 2022 accounted for only 3.1% of the $411M in total value generated for our Shareholders in respect of these ventures (and 1.2% of the $1.1 billion of value created for all investors in those Investment Vehicles, including Tricon).
2022 Performance Fees – performance periods: Across all Performance Fees paid in 2022 that gave rise to LTIP payments, the average performance period was 9.4 years which is significantly longer than compensation performance periods typically seen in the market.

2022 Performance Fees – Tricon’s share: Tricon earned net Performance Fee revenue of $78M and also earned a total of $80M in management and other fees over the life of the Investment Vehicles in respect of which Performance Fees were paid in 2022. In 2022 alone, Tricon earned $137 million in asset management fees, property management fees, development management fees and net Performance Fees which more than exceeded corporate overhead costs and effectively provided Shareholders our tech-enabled management platform at no cost.

(1) The "value created for Shareholders from Investment Vehicles where we achieved return thresholds and earned Performance Fees in 2022" is calculated by adding (i) our co-ownership share of the growth in net asset value of the applicable Investment Vehicles during their term, (ii) total asset management, property management, development, and other fees earned in respect of those Investment Vehicles, and (iii) net Performance Fees paid by investors in those Investment Vehicles and retained by Tricon. The "total value created for Shareholders when we achieved return thresholds" excludes capital contributions made by Tricon with respect to the Investment Vehicles and Performance Fees paid to LTIP participants. This graphic is for illustrative purposes and is not spatially proportionate.
2022 CEO LTIP Payment Details: Deeper Dive

2022 CEO LTIP payments were driven primarily by the significant Performance Fees earned specifically in connection with Tricon’s sale of US MF JV, one of our largest Investment Vehicles, accounting for approximately 89% of the CEO’s aggregate LTIP payments for the year.

•The US MF JV was formed by syndicating a portfolio of 23 apartment buildings to two institutional investors during the height of the COVID-19 pandemic. The sale of the venture, and termination of the Investment Vehicle, occurred years before initial expectations and was consummated just before the height of the market uncertainty and value erosion that plagued the second half of 2022, earning our private investors a 50% net IRR on their investment.
•Exceeding IRR hurdles for US JV MF allowed us to create $182M of value for our Shareholders, as Tricon:
oearned $17M in asset management, property management, and other fees;
oreceived $49.5M in net Performance Fees;
oincreased the value of its ownership in the venture by $115.5M, an increase of 107%; and
ocreated $360M of value for its third-party joint venture partners.
•$1,600 in value created for our Shareholders for every $100 paid to our CEO in LTIP payments. The CEO’s LTIP payments represent 2% of the total value created by the US JV MF.
•Sale means no Performance Fee opportunities in respect of US MF JV in future years.
•Outperformance relates to one of our largest Investment Vehicles, crucial to our Strategic Capital business and the growth and cost structure efficiency of Tricon with the sale proceeds providing sufficient capital to pay down our revolving credit facility, buy back stock, and self-fund our SFR acquisition program without reliance on the public capital markets.
Share Ownership of Named Executive Officers
In accordance with the minimum share ownership guidelines for senior executives of the Company, including the NEOs, senior executives are expected to accumulate equity ownership (in the form of Common Shares and DSUs) in an amount corresponding to a multiple of their AIP target (1.5x the AIP target for the CEO and 1.0x for all other NEOs), which equates to 825% of the CEO’s base salary and between 200% and 400% of the respective NEOs base salaries.
The NEOs’ equity ownership as of December 31, 2022 is summarized below. Compliance with minimum ownership guidelines is a fluid and ongoing requirement determined on the basis of the current market value of the Common

Shares. If (i) a drop in the value of the Common Shares, or (ii) an increase in compensation paid to NEO(s), has the effect of reducing an NEO’s ownership below the required minimum guidelines, such NEO is required to increase their ownership accordingly.

The Governance Committee regularly monitors executive equity ownership relative to these requirements and is prepared to implement an “ownership accumulation accelerator” mechanism should the progress of any given executive over time not align with expectations.

	Required Multiple of Base Salary	Ownership as of December 31, 2022(1)				Progress
		Common Shares(2) ($)	DSUs Vested ($)	DSUs Unvested ($)	Total ($)	Requirement ($)	Multiple Achieved(3)

Gary Berman	8.25x	15,192,000	3,979,000	577,000	19,748,000	6,396,000	3.1x (meets)
Wissam Francis	4.0x	1,016,000	299,000	118,000	1,433,000	1,477,000	~1.0x (meets)
David Berman	3.0x	32,425,000	2,386,000	185,000	34,996,000	1,107,000	31.6x (meets)
Jonathan Ellenzweig(4)	3.5x	1,184,000	0	49,000	1,233,000	1,400,000	0.9x
Kevin Baldridge	2.0x	875,000	0	81,000	956,000	1,000,000	~1.0x (meets)

(1)All values are based on the market value of the Common Shares as of December 31, 2022 (C$10.44). For the purpose of translating ownership values and requirements into U.S. dollars, a CAD/USD conversion rate of 0.7383 was used, being the daily exchange rate as of December 31, 2022 posted on the Bank of Canada website.
(2)Common Shares include 438,921, 87,818, 18,346 and 13,254 Restricted Shares held by Mr. Berman, Mr. Francis, Mr. Ellenzweig and Mr. Baldridge respectively, pursuant to the Company’s Restricted Share Plan.
(3)The following reflects each NEO’s progress toward the minimum Common Share ownership guidelines in a scenario where unvested DSUs are not accounted for: Mr. Gary Berman 3.0x (meets), Mr. Francis 0.9x, Mr. David Berman 31.5x (meets), Mr. Ellenzweig 0.9x and Mr. Baldridge 0.9x.
(4)A drop in the value of the Common Shares attributable to broader capital market forces resulted in a reduction of Mr. Ellenzweig’s ownership below the required minimum guidelines. The Governance Committee elected not to take any special action as it views the drop in value of the Common Shares as temporary and acknowledged that Mr. Ellenzweig met the required minimum guidelines on December 31, 2021 and continues to accumulate equity.

Effectiveness of Our Compensation Program over Time

The analysis presented in this subsection compares Gary Berman’s compensation outcomes with total Shareholder return since the Company’s Canadian IPO in 2010. Both are positively correlated, indicating that our compensation program rewards value creation. This trend is consistent for compensation received following Mr. Berman’s appointment as President and CEO of the Company in March 2015, as well as in the prior period when he was President and Chief Operating Officer.
The following table compares the grant date value of compensation awarded to Gary Berman since the IPO with the actual value received (money “taken home”) from compensation awards. The actual compensation received includes salary and cash incentive payments, as well as the value at maturity of DSUs granted (or current value for DSUs that are outstanding), the value of stock options exercised during the period, and the in-the-money value of stock options that remain outstanding, as well as the value of Restricted Shares outstanding adjusted for the restriction period completed. Actual compensation value is also known as the sum of “realized and realizable compensation”:
•Realized compensation: Compensation “taken home” by the executive (salary; cash incentive; stock options exercised; monetized DSUs, PSUs and Restricted Shares)
•Realizable compensation: Compensation not yet monetized (value of unredeemed DSUs and PSUs, in-the-money value of unexercised stock options and the value of Restricted Shares adjusted for the restriction period completed)
The second part of the table below compares the actual value of every C$100 granted annually to Gary Berman since the IPO with the value of C$100 invested on the first day of each fiscal year in Tricon’s Common Shares over the same period.

Fiscal Year (1)	Compensation Grant Date Value (C$)	Actual Total Direct Compensation Value (C$)(2) Realized + Realizable Compensation	Comparison between C$100 invested in Tricon’s Common Shares at the beginning of each period and the value of C$100 granted annually to Gary Berman
			Period	Gary Berman	Shareholder
2010(3)	$3,494,000	$7,424,000	May 2010 to Dec. 2022	$212	$253
2011	$707,000	$816,000	Jan. 2011 to Dec. 2022	$115	$302
2012	$624,000	$624,000	Jan. 2012 to Dec. 2022	$100	$342
2013	$2,495,000	$3,113,000	Jan. 2013 to Dec. 2022	$125	$213
2014	$2,266,000	$3,908,000	Jan. 2014 to Dec. 2022	$172	$171
2015	$3,502,000	$4,108,000	Jan. 2015 to Dec. 2022	$117	$147
2016	$3,776,000	$4,122,000	Jan. 2016 to Dec. 2022	$109	$138
2017	$4,737,000	$4,292,000	Jan. 2017 to Dec. 2022	$91	$128
2018	$5,519,000	$7,544,000	Jan. 2018 to Dec. 2022	$137	$103
2019	$6,826,000	$9,434,000	Jan. 2019 to Dec. 2022	$138	$119
2020	$5,982,000	$7,100,000	Jan. 2020 to Dec. 2022	$119	$106
2021	$10,605,000	$9,539,000	Jan. 2021 to Dec. 2022	$90	$95
2022	$25,741,000	$24,461,000	Jan. 2022 to Dec. 2022	$95	$55
			13-year weighted average	C$113	C$167

1.Prior to March 2015, Mr. Berman was President and Chief Operating Officer. Mr. Berman’s compensation awards increased following his appointment as President and CEO, commensurate with the change in his role.
2.Actual value as of December 31, 2022, as detailed above.
3.Includes awards granted in connection with the Canadian IPO in consideration for past service to the Company.

Performance Graph
The graph and table below compare the cumulative total Shareholder return per C$100 invested in Tricon Common Shares to both the cumulative total return of the S&P/TSX Total Return Index and the growth in Tricon’s Book Value per Share, in each case from January 1, 2018 to the end of Fiscal 2022. The calculations assume that all dividends received on the Common Shares are reinvested. Dollar amounts are expressed in Canadian dollars.
Cumulative Shareholder Return per C$100
(from January 1, 2018 to December 31, 2022)

Total Return (C$)	Jan-01-2018	Dec-31-2018	Dec-31-2019	Dec-31-2020	Dec-31-2021	Dec-31-2022	Compound annual return
Tricon (TCN)	100.00	86.20	97.10	107.70	185.82	102.56	0.5%
S&P/TSX Composite Index	100.00	91.11	111.96	118.23	147.89	139.25	6.8%
Tricon Book Value per Share[6]	9.30	11.21	11.53	12.16	15.20	18.81	15.1%

Tricon’s annualized total shareholder return of 0.5% over the last five years has underperformed the S&P/TSX Index annualized total shareholder return of 6.8% as well as the S&P/TSX Capped REIT Index annualized shareholder return of 4.9%. The value of a C$100 investment in Tricon Common Shares made on January 1, 2018, would be C$102.56 on December 31, 2022, while a similar investment in the S&P/TSX Index would be worth C$139.25.  Following our exceptionally strong total shareholder return of 72.5% in 2021, Tricon’s shareholder return in 2022 was -44.8%, compared to -5.8% for the S&P/TSX Index and -17.0% for the S&P/TSX Capped REIT Index. Despite the Company’s strong operating results, management believes Tricon’s share price was negatively impacted in 2022 by various factors including: (i) investors’ tendency to sell real estate and other interest-sensitive equities during a time of rapidly rising interest rates; (ii) an expectation of slower portfolio growth and FFO growth for Tricon in 2023 given the higher interest rate environment; (iii) a tendency of investors to “sell the winners” of 2021 to crystalize investment gains, and (iv) a tendency of U.S. institutional investors to re-allocate capital towards larger capitalization and U.S. index-eligible equities in times of uncertainty and stock market volatility. The 15.1% compound annual growth in our Book Value per Share over this same period provides an illustration of the consistency of Tricon’s growth despite any temporary public market disruptions.
Another effective means of evaluating Tricon’s growth and value creation over time while smoothing over the impact of temporary market distortions is to assess these metrics over a longer period. The graph and table below compare the same metrics as the chart above over a ten year period, from January 1, 2012 to the end of Fiscal 2022. The calculations similarly assume that all dividends received on the Common Shares are reinvested and express all dollar amounts in Canadian dollars.
6 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” and Appendix A herein.

Total Return (C$)	Dec-31 2012	Dec-31 2013	Dec-31 2014	Dec-31 2015	Dec-30 2016	Dec-29 2017	Dec-31 2018	Dec-31 2019	Dec-31 2020	Dec-31 2021	Dec-31 2022	Compound annual return
Tricon (TCN)	100.00	124.95	145.59	154.81	166.41	208.01	179.31	201.97	224.02	386.52	213.34	7.9%
S&P/TSX Composite Index	100.00	112.99	124.92	114.53	138.67	151.28	137.84	169.37	178.86	223.73	210.66	7.7%
Tricon Book Value per Share[7]	4.60	6.45	7.08	8.25	8.76	9.30	11.21	11.53	12.16	15.20	18.81	15.1%

Over the last ten years, Tricon’s annualized total shareholder return of 7.9% has outperformed the S&P/TSX Index annualized total shareholder return of 7.7% as well as the S&P/TSX Capped REIT Index annualized shareholder return of 5.0%. The value of a C$100 investment in Tricon Common Shares made on December 31, 2012, would be C$163.38 on December 31, 2022, while a similar investment in the S&P/TSX Index would be worth C$155.91. Furthermore, over the past ten years our Book Value per Share has grown at a compound annual rate of 15.1%, reflecting an absolute growth rate of 408.5%.

7 Non-IFRS measure. For definitions and reconciliations, refer to “Non-IFRS Measures” and Appendix A herein.

Core Compensation Table
The following supplementary table provides a summary of Core Compensation paid to each of the NEOs in respect of the Company’s last three fiscal years, including Fiscal 2022, and provides a helpful year over year comparison by excluding episodic Outperformance Compensation.

As Reported in the Summary Compensation Table(1)
Name and Principal Position	Fiscal Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Annual Incentive Plan ($)	Total Core Compensation ($)
Gary Berman President & Chief Executive Officer	2022	808,000	1,376,000	1,424,000	3,395,000	7,003,000
	2021	838,000	3,191,000	--	3,483,000	7,512,000
	2020	671,000	1,499,000	--	1,980,000	4,150,000

Wissam Francis EVP & Chief Financial Officer	2022	385,000	360,000	377,000	1,264,000	2,386,000
	2021	399,000	805,000	80,000	1,350,000	2,634,000
	2020	298,000	333,000	75,000	754,000	1,460,000

David Berman Executive Chairman	2022	385,000	245,000	246,000	848,000	1,724,000
	2021	399,000	538,000	--	816,000	1,753,000
	2020	373,000	425,000	--	777,000	1,575,000

Jonathan Ellenzweig EVP & Chief Investment Officer	2022	400,000	333,000	338,000	1,321,000	2,392,000
	2021	400,000	399,000	100,000	1,547,000	2,446,000
	2020	375,000	236,000	236,000	879,000	1,726,000

Kevin Baldridge EVP & Chief Operating Officer	2022	500,000	232,000	236,000	887,000	1,855,000
	2021	500,000	565,000	--	846,000	1,911,000
	2020	480,000	180,000	--	540,000	1,200,000
(1)See Summary Compensation Table below. Share-Based Awards reported for 2021 in the Summary Compensation table include amounts awarded in DSUs under the LTIP prior to its recent amendment, which amounts do not form part of Core Compensation and are not reflected in this table.
Summary Compensation Table
The following table provides a summary of compensation paid to each of the NEOs in respect of the Company’s last three fiscal years, including Fiscal 2022.

Name and Principal Position(1)	Fiscal Year	Salary ($)	Share-Based Awards ($)(2)	Option- Based Awards ($)(3)	Non-Equity Incentive Plan Compensation		All Other Compensation ($)(4)	Total Compensation ($)
					Annual Incentive Plan ($)	Long-Term Incentive Plan ($)
Gary Berman(5) President & Chief Executive Officer	2022	808,000	1,376,000	1,424,000	3,395,000	12,797,000	12,000	19,812,000
	2021	838,000	3,300,000	--	3,483,000	841,000	14,000	8,476,000
	2020	671,000	1,499,000	--	1,980,000	320,000	11,000	4,481,000

Wissam Francis EVP & Chief Financial Officer	2022	385,000	360,000	377,000	1,264,000	3.300,000	11,000	5,697,000
	2021	399,000	817,000	80,000	1,350,000	90,000	12,000	2,748,000
	2020	298,000	333,000	75,000	754,000	18,000	12,000	1,490,000

David Berman(5) Executive Chairman	2022	385,000	245,000	246,000	848,000	2,935,000	12,000	4,671,000
	2021	399,000	624,000	--	816,000	701,000	8,000	2,548,000
	2020	373,000	425,000	--	777,000	250,000	6,000	1,831,000

Jonathan Ellenzweig EVP & Chief Investment Officer	2022	400,000	333,000	338,000	1,321,000	6,343,000	22,000	8,757,000
	2021	400,000	446,000	100,000	1,547,000	378,000	18,000	2,889,000
	2020	375,000	236,000	236,000	879,000	145,000	36,000	1,907,000

Kevin Baldridge EVP & Chief Operating Officer	2022	500,000	232,000	236,000	887,000	3,133,000	23,000	5,011,000
	2021	500,000	565,000	--	846,000	5,000	29,000	1,945,000
	2020	480,000	180,000	--	540,000	--	22,000	1,222,000

(1)Compensation-related payments made to Messrs. Gary Berman, David Berman and Francis are made, and the value of share-based and option-based awards is computed, in Canadian dollars. For the purposes of translating all amounts except for those relating to LTIP into U.S. dollars, the CAD/USD conversion rates used for Fiscal 2022, 2021 and 2020 were 0.7692, 0.7980 and 0.7461, respectively, based on the average yearly exchange rates posted on the Bank of Canada website. Given their event-based nature, for the purposes of translating amounts relating to LTIP into U.S. dollars, the CAD/USD conversion rate existing on the date of each relevant payment was used, being the exchange rate posted on the Bank of Canada website in respect of such dates. The approach to the conversion rates used in respect of LTIP payments was implemented in 2022 to more accurately reflect the value of these event-based payments. For consistency, LTIP and Total Compensation amounts in respect of Fiscal 2020 and 2021 above have similarly been revised.
(2)Includes DSUs and PSUs granted in satisfaction of AIP awards in respect of each fiscal year, regardless of when granted. Also includes DSUs granted in satisfaction of a portion of LTIP awards in respect of 2020 and 2021. Such amounts reflect the fair value of the underlying Common Shares at the time of grant. Share-based awards in respect of Gary Berman, Mr. Francis Mr. Ellenzweig and Mr. Baldridge also include awards made under the Company’s Restricted Share Plan, which have been valued using the purchase price of the Restricted Shares discounted by:
a.51.81% (12 year vesting), 48.48% (10 year vesting) and 32.85% (5 year vesting), as applicable, for the Restricted Shares purchased in 2021; and
b.54.72% for the Restricted Shares purchased in 2020,
to reflect the fair market value of such Restricted Shares. This fair market value was determined by Hexarem, an external independent consultant, taking into consideration, among other factors, the restrictions on transfer applicable to the Restricted Shares.
(3)The Company accounts for its stock options by calculating their fair value as of the grant date using a Black-Scholes option pricing model and observable market inputs in accordance with IFRS 2, Share-Based Payments. The fair value of stock options granted has been estimated based on the following assumptions:

	December 15, 2020	December 15, 2021	December 15, 2022	December 15, 2022
Stock Exchange	TSX	TSX	TSX	NYSE
Share price	C$11.67	C$19.18	C$10.81	$8.00
Exercise price	C$11.50	C$18.85	C$10.63	$7.78
Expected volatility	27%	26%	28%	28%
Expected dividend yield	2.40%	1.55%	3.04%	3.05%
Expected option life	4.97 years	5.03 years	5.16 years	5.15 years
Risk-free interest rate	0.45%	1.26%	2.86%	3.58%
Option expiration date	December 15, 2027	December 15, 2028	December 15, 2029	December 15, 2029
Option fair value	C$2.01	C$3.86	C$2.25	$1.76

(4)Includes group health, dental and insurance benefits and annual medical exam.
(5)No compensation was awarded for duties performed as a Director of the Company.
Equity Compensation Plans and Incentive Plan Awards
The following table sets out the outstanding share-based awards and option-based awards held by our NEOs and Directors as at the end of Fiscal 2022. As discussed on page 51, the Company has adopted a policy that prohibits the NEOs from purchasing financial instruments that are designed to hedge their equity-based compensation awards or the value of the securities they hold.

	Option-Based Awards				Share-Based Awards(1)
Name	Number of Securities Underlying Unexercised Options #	Option Exercise Price(2)	Option Expiration Date	Value of Unexercised In-the-money Options (1) $	Number of Shares or Units That Have Not Vested #	Market or Payout Value of Share-Based Awards That Have Not Vested $	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed $

Gary Berman	250,000	C$8.85	14-Nov-2023	293,000	835,451	6,440,000	4,914,000
	275,000	C$11.35	15-Dec-2024	-
	732,325	C$10.81	15-Dec-2029	-
	78,400	C$11.27	6-Mar-2030	-
Wissam Francis	49,673	C$11.50	15-Dec-2027	-	187,864	1,448,000	553,000
	25,890	C$18.85	15-Dec-2028	-
	185,244	C$10.81	15-Dec-2029	-
	28,000	C$11.27	6-Mar-2030	-
David Berman	60,000	C$11.35	15-Dec-2024	-	84,954	655,000	2,651,000
	50,000	C$9.81	17-Dec-2025	23,000
	142,009	C$10.81	15-Dec-2029	-

Jonathan Ellenzweig	85,000	C$8.85	14-Nov-2023	100,000	92,987	717,000	281,000
	75,000	C$11.35	15-Dec-2024	-
	110,029	C$9.81	17-Dec-2025	51,000
	149,707	C$11.50	15-Dec-2027	-
	31,764	$14.67	15-Dec-2028	-
	192,469	$8.00	15-Dec-2029	-

Kevin Baldridge	50,000	C$8.85	14-Nov-2023	59,000	73,694	568,000	-
	50,000	C$11.35	15-Dec-2024	-
	134,012	$8.00	15-Dec-2029	-

Frank Cohen(3)	Nil				-	-	-

Camille Douglas	25,000	C$9.81	17-Dec-2025	12,000	-	-	-
Rene Glover	Nil				-	-	-
Ira Gluskin	25,000	C$11.35	15-Dec-2024	-	-	-	539,000
	25,000	C$9.81	17-Dec-2025	12,000
Michael Knowlton	Nil				-	-	-
Sian Matthews	25,000	C$8.85	14-Nov-2023	29,000	-	-	604,000
	25,000	C$11.35	15-Dec-2024	-
	25,000	C$9.81	17-Dec-2025	12,000
Geoff Matus	50,000	C$8.85	14-Nov-2023	59,000	36,061	278,000	302,000
	40,000	C$11.35	15-Dec-2024	-
	117,856	C$9.81	17-Dec-2025	55,000
	71,004	C$10.81	15-Dec-2029	-

Peter Sacks	25,000	C$8.85	14-Nov-2023	29,000	-	-	88,000
	25,000	C$9.81	17-Dec-2025	12,000

Notes:
(1) The value of share-based awards (being DSUs, PSUs and Restricted Shares) is calculated based on the market value of the Common Shares at the end of Fiscal 2022 (C$10.44) and the value of unexercised in-the-money options is calculated based on the difference between this market value and the exercise prices of the options. For the purposes of translating these amounts into U.S. dollars, a CAD/USD conversion rate of 0.7383 was used, being the daily closing exchange rate as of December 31, 2022 posted on the Bank of Canada website.
(2) Option Exercise Price is reflected in Canadian dollars for Stock Options entitling the holder to acquire Common Shares traded on the TSX and in U.S. dollars for Stock Options entitling the holder to acquire Common Shares traded on the NYSE.
(3) The terms of the Blackstone Investor Rights Agreement pursuant to which Mr. Cohen was nominated as a Director provide that his annual retainer is to be paid entirely in cash.

The following table sets forth the value of the NEOs’ and Directors’ option-based awards and share-based awards that (i) vested during Fiscal 2022, and/or (ii) was realized on exercise or redemption during Fiscal 2022, and sets out the value of non-equity incentive plan compensation earned by the NEOs and Directors during Fiscal 2022.

Name	Option-Based Awards - Value Vested During the Year (1) ($)	Option-Based Awards – Value Realized During the Year (2) ($)	Share-Based Awards - Value Vested During the Year (1) ($)	Share-Based Awards - Value Realized During the Year (2) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (3) ($)

Gary Berman	Nil	Nil	2,905,000	6,750,000	16,192,000

Wissam Francis	Nil	Nil	710,000	760,000	4,564,000

David Berman	Nil	Nil	935,000	1,504,000	3,783,000

Jonathan Ellenzweig	Nil	Nil	774,000	1,013,000	7,664,000

Kevin Baldridge	Nil	Nil	41,000	39,000	4,020,000

Frank Cohen	Nil	Nil	Nil	Nil	N/A

Camille Douglas	Nil	Nil	89,000	89,000	N/A

Renée Glover	Nil	Nil	75,000	75,000	N/A

Ira Gluskin	Nil	Nil	165,000	Nil	N/A

Michael Knowlton	Nil	68,000	98,000	Nil	N/A
Siân Matthews	Nil	Nil	122,000	Nil	N/A
Geoff Matus	Nil	Nil	348,000	358,000	1,901,000
Peter Sacks	Nil	Nil	92,000	121,000	N/A
(1) Values are based on the market value of the Common Shares on the applicable vesting date(s), less, in the case of stock options, the exercise price. For the purposes of translating all amounts in this table into U.S. dollars, the CAD/USD conversion rate was 0.7692, based on the average yearly exchange rate for Fiscal 2022 posted on the Bank of Canada website.

(2) Realized values are based on the market value of the Common Shares on the applicable date of redemption or exercise, less, in the case of stock options, the exercise price.

(3) Amounts relate to the cash component of AIP awards and LTIP payments as disclosed in the Summary Compensation Table.

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides a summary, as at December 31, 2022, of the Company’s compensation plans under which equity securities of the Company are authorized for issuance. In 2020, the DSU Plan and Stock Option Plan were converted from ”evergreen” to ”fixed-number” plans with security-based award caps imposed on both an annual and aggregate basis, effectively reducing potential Shareholder dilution. The limitations allow for no more than (i) 9,538,127 Common Shares in the aggregate to be issuable upon redemption of security-based awards, and (ii) 2,000,000 security-based awards to be granted in any one-year period, representing a current burn rate cap of approximately 0.7%, a meaningful reduction from the voluntary 2% burn rate limit previously in place.

Plan Category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column(2)

Equity compensation plans approved by securityholders:
			2,038,168 combined
Stock Option Plan	3,744,723	C$10.70
Deferred Share Unit Plan	2,419,824	N/A
(1) Additional information relating to the equity compensation plans approved by Shareholders can be found in Appendix B. The Company has no incentive plans that have not been approved by Shareholders under which equity securities of the Company are authorized for issuance. The Common Shares issuable upon exercise or redemption of outstanding stock options and DSUs represent 1.37% and 0.88% respectively, of the total number of Common Shares issued and outstanding as of December 31, 2022.
(2) The number of securities remaining available for issuance under the Stock Option Plan and DSU Plan is the aggregate number that is collectively available under both plans and any other security-based compensation arrangement of the Company.

Employment Contracts
Each NEO is party to an employment agreement with Tricon for an indefinite term. Each agreement provides that the NEO will devote substantially all of their working time and attention to the due performance of their duties and will act in a manner consistent with the best interests of the Company, its affiliates and clients. Each employment agreement provides the NEO with a compensation package comprised of base salary, incentive plans and benefits, which is subject to adjustment from time to time at the discretion of the Board of Directors on the recommendation of the Governance Committee.
The Company has entered into a consulting agreement with Mandukwe Inc. for the provision of Geoff Matus’ services as consultant to the Company. The consulting agreement was effective as of January 1, 2013 with an indefinite term. Mandukwe Inc. receives fees under the arrangement and is also eligible to receive additional payments under the Company’s AIP and LTIP. The percentage participation in AIP awards allocated to Mandukwe Inc. annually is equal to approximately one-half of the percentage participation allocated to David Berman. The percentage participation in Performance Fees allocated to Mandukwe Inc. from all Investment Vehicles raised in years subsequent to 2011 is equal to approximately one-half of the percentage participation allocated to David Berman in respect of such Investment Vehicles. For the purposes of this Statement of Executive Compensation, the descriptions of the elements of NEO compensation and of NEO employment contracts and termination and change of control benefits apply to Geoff Matus (and/or Mandukwe Inc., as applicable), and Mandukwe Inc.’s consulting arrangements with the Company.
The employment contracts also provide for customary non-solicitation and (where permitted by law) non-competition covenants in favor of the Company, which continue for limited periods following termination of employment or consultancy. The contracts also include confidentiality covenants requiring the NEOs to maintain confidentiality during the term of the agreements and indefinitely thereafter.
Termination and Change of Control Benefits
Under the employment contracts, the Company may terminate the employment or consultancy, as applicable, without cause upon payment of an amount equal to a factor (the “Multiple”, described below) times the sum of (i) the NEO’s base salary (or Mandukwe Inc.’s consulting fees) for the year of termination, and (ii) the average annual AlP award made to the NEO during the last three years. For Gary Berman, David Berman, Jonathan Ellenzweig and Mandukwe Inc., the Multiple equals 2.0. For Kevin Baldridge, the Multiple equals 1.0. For Wissam Francis, the Multiple, which is subject to a maximum of 2.0 (except as provided below), equals the sum of (i) the number of years of service divided by twelve (12) plus (ii) 0.5. In all cases, if the date of termination occurs on or within twelve (12) months following a change of control of the Company, then the Multiple for each NEO increases by 0.5 to a maximum of 2.5.

If employment or consultancy, as applicable, is terminated for cause or as a result of death, disability or resignation without good reason, the employee or consultant, as applicable, is entitled to unpaid base salary and vacation pay earned through to the date of termination, and participation in the AlP bonus plan terminates immediately upon the date of termination. In the case of termination as a result of disability or death, the AIP award that may have been earned in the year of termination will be paid to the NEO, pro-rated to the date of termination.

The key termination and change of control provisions of the DSU Plan, Stock Option Plan, PSU Plan and Restricted Share Plan are presented in Appendix B and apply in respect of stock options, DSUs, PSUs and Restricted Shares held by an NEO at the time of cessation of employment.

The following table provides details regarding the estimated incremental payments that the Company would have had to make to each NEO, assuming that such NEO’s employment was terminated on December 31, 2022 by the Company: (i) for any reason other than for cause or on the death of the NEO; and (ii) for any reason other than for cause or on the death of the NEO within 12 months of a change of control of the Company.

	Without Cause (1)(2) $	Change of Control (1)(2) $
Gary Berman	18,405,000	21,387,000
Wissam Francis	3,905,000	4,946,000
David Berman	3,908,000	4,714,000
Jonathan Ellenzweig	5,206,000	6,304,000
Kevin Baldridge	2,319,000	2,498,000

(1)All amounts include the value of, and assume the immediate cash payout of, unvested stock options and equity-based awards that vest immediately upon termination without cause. Amounts exclude: (i) the value of any stock options or other equity-based awards that vested prior to December 31, 2022; (ii) ongoing LTIP entitlements, because these are uncertain and are only payable on receipt of Performance Fees; and (iii) any AIP awards made in the year of a change of control of the Company because these would be required to take into account Company achievement for the portion of the year in which the change of control occurs and any other factors that the Governance Committee deems to be appropriate at the time.

(2)For the purposes of translating amounts payable to all NEOs other than Mr. Ellenzweig and Mr. Baldridge into U.S. dollars, a CAD/USD conversion rate of 0.7383 was used, being the daily exchange rate as of December 31, 2022 posted on the Bank of Canada website.

Directors’ and Officers’ Insurance and Indemnification
The Company has obtained directors’ and officers’ liability insurance coverage with aggregate policy limits of $70,000,000 for the Directors and officers of the Company. The policies include securities claim coverage insuring against any legal obligation to pay on account of any securities claims brought against the Directors or officers of the Company. The total limit of liability is shared among the Directors and officers of the Company so that the limit of liability is not exclusive to any one of the respective Directors or officers. The premium paid for the directors’ and officers’ liability insurance covering the period from October 14, 2022 to October 14, 2023 was $2,718,000.

The by-laws of the Company provide for the indemnification of its Directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office, subject to certain limitations. The Company will indemnify Directors and officers in accordance with its specific indemnification agreements and to the maximum extent permitted under applicable law.

Indebtedness of Directors and Executive Officers
As of the date hereof, no individual who is a Director or executive officer of the Company, or at any time during the most recently completed financial year of the Company was a Director or executive officer of the Company or any of its subsidiaries, no individual proposed as a nominee for election as a Director of the Company and no associate of any such Director, executive officer or proposed nominee, is indebted to the Company.

Aggregate Indebtedness

The aggregate indebtedness to Tricon of all executive officers, Directors, employees and former executive officers, Directors and employees of the Company, excluding “routine indebtedness” (as defined under applicable securities laws), as at May 1, 2023 is approximately $1,476,400, as detailed in the following table.

Purpose	Aggregate Indebtedness to the Company or its Subsidiaries $ (1)	To Another Entity
Share Purchases	Nil	Nil

Other (Relocation and Home Purchase Assistance)	1,476,400	Nil

(1) For the purpose of translating Canadian dollar indebtedness into U.S. dollars, a CAD/USD conversion rate of 0.7382 was used, being the daily exchange rate as of May 1, 2023 posted on the Bank of Canada website.
Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

No Director, nominee or executive officer was indebted to the Company at any time during 2022.

Interest of Informed Persons in Material Transactions
To the knowledge of the Directors of the Company, no informed person of the Company (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), no proposed Director of the Company and no known associate or affiliate of any such informed person or proposed Director, during 2022, has or has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction which has or would materially affect Tricon or any of its subsidiaries, except as set forth in the AIF, which is incorporated by reference in this Information Circular and can be accessed on SEDAR at www.sedar.com.
Additional Information
Financial information about the Company is provided in its financial statements for Fiscal 2022 and related Management’s Discussion and Analysis.
You may obtain a copy of the annual report for Fiscal 2022, containing the Company’s financial statements and Management’s Discussion and Analysis for Fiscal 2022, as well as a copy of the Company’s most recent financial statements and its AIF for Fiscal 2022, by writing to the Company at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7; Attention: Corporate Secretary.
All of these above-mentioned documents, as well as additional information relating to the Company, are available by visiting the Company’s website at www.triconresidential.com or on SEDAR at www.sedar.com.
Approval of Board of Directors
The contents and the sending of this Information Circular to the Shareholders have been approved by the Board of Directors.
BY ORDER OF THE BOARD OF DIRECTORS
Dated: May 9, 2023                    “David Berman”
David Berman
Executive Chairman of the Board of Directors

APPENDIX A

GLOSSARY OF TERMS
In this Information Circular, the following terms have the meanings set forth below, unless otherwise indicated. Words importing the singular include the plural and vice versa and words importing any gender include all genders:
“Adjusted EPS” means Adjusted Diluted Earnings per Share, as defined in the Company’s most recent Management’s Discussion and Analysis, available on SEDAR at www.sedar.com.
“AIF” means the Company’s Annual Information Form for Fiscal 2022.
“AIP” or “Annual Incentive Plan” means the Company’s Annual Incentive Plan, as amended from time to time.
“Audit Committee” means the Audit Committee of the Board of Directors.
“BIPOC” means Black, Indigenous, and people of color.
“Blackstone” means BREIT Debt Parent LLC.
“Blackstone Investor Rights Agreement” means the investor rights agreement entered into in connection with the Blackstone Private Placement between the Company, Tricon PIPE and Blackstone on September 3, 2020, pursuant to which Blackstone, subject to ownership requirements enumerated in the Blackstone Investor Rights Agreement, is entitled to: (a) Board nomination rights for one nominee, (b) participation rights with respect to future offerings of Common Shares and securities exchangeable for, convertible into or exchangeable into Common Shares (excluding certain exempt issuances), (c) registration rights with respect to the Common Shares, and (d) certain other governance rights, including the right to approve certain actions proposed to be taken by the Company and its subsidiaries, as more particularly set out in the Blackstone Investor Rights Agreement.
“Blackstone Private Placement” means Blackstone’s $240 million preferred equity investment in Tricon made in 2020 through the purchase of exchangeable preferred units of Tricon PIPE LLC, the Company’s indirectly wholly-owned subsidiary, on a private placement basis.
“Board of Directors” or “Board” means the board of directors of Tricon Residential Inc.
“Book Value per Share” means, for a given Fiscal Year, total shareholders equity divided by basic shares outstanding on December 31, as presented in the Company’s financial statements.
“Common Shares” means the common shares in the capital of Tricon Residential Inc.
“Core Compensation” means base salary plus all cash and equity-based amounts paid and awarded under the AIP.
“Director” means a member of the Board of Directors.
“DSU” means a deferred share unit of the Company, governed by the DSU Plan.
“DSU Plan” means Tricon’s Third Amended and Restated Deferred Share Unit Plan, adopted as of December 7, 2021, as may be amended from time to time.
“Exchange Price” means $8.50, the price at which the Preferred Units are exchangeable into Common Shares at any time at the option of the holder, subject to adjustment from time to time in accordance with the terms of the amended and restated limited liability company agreement of Tricon PIPE dated September 3, 2020.
“FFO” means funds from operations as defined and described in the Company’s most recent Management’s Discussion and Analysis.
“Governance Committee” means the Compensation, Nominating and Corporate Governance Committee of the Board of Directors.
“Investment Vehicles” means the separate accounts, joint ventures, private funds and other Investment Vehicles managed by the Company.
“IPO” means the Company’s initial public offering of Common Shares on the TSX in 2010.

“IRR” means internal rate of return, a measure of the annual rate of growth of an investment.
“LTIP” means Tricon’s Fourth Amended and Restated Long-Term Incentive Plan, dated effective January 1, 2023, as may be further amended or amended and restated from time to time, and, where the context requires, refers to awards or entitlements under the LTIP.
“Meeting” means the annual meeting of the Company to be held on Wednesday June 21, 2023 at 10:00 a.m. (Toronto time), or any adjournment or postponement thereof.
“Meeting Materials” means the Notice of Meeting and this Information Circular.
“NEO” means a named executive officer of the Company for Fiscal 2022.
“NYSE” means the New York Stock Exchange.
“Outperformance Compensation” means amounts received as a share of the Performance Fees payable by Strategic Capital investors in respect of the Company’s Investment Vehicles.
“Performance Fees” means incentive or performance fees earned from achieving target investment returns in an Investment Vehicle.
“PSU” means a preferred share unit, governed by the PSU Plan.
“Performance Share Unit Plan” or “PSU Plan” means Tricon’s Second Amended and Restated Performance Share Unit Plan, adopted as of December 7, 2021, as may be amended from time to time.
“Preferred Units” means the exchangeable preferred units of Tricon PIPE issued in connection with the Blackstone Private Placement.
“Restricted Share Plan” means Tricon’s Second Amended and Restated Restricted Share Plan, adopted as of December 7, 2021, as may be amended from time to time.
“Restricted Shares” means Common Shares of the Company subject to the Restricted Share Plan, including in particular the transfer restrictions provided for under the Restricted Share Plan, as described in Appendix B.
“SEDAR” means the System for Electronic Document Analysis and Retrieval.
“SFR” means single-family rental.
“Shareholder” means a holder of Common Shares.
“Stock Option Plan” means Tricon’s Fourth Amended and Restated Stock Option Plan, adopted as of December 7, 2021, as may be amended from time to time.
“Strategic Capital” or “Strategic Capital business” means the Company’s Strategic Capital business, formerly known as its Private Funds and Advisory business.
“Tricon PIPE” means Tricon PIPE LLC.
“TSX” means the Toronto Stock Exchange.
“US MF JV” means the joint venture arrangement entered into between the Company and two institutional investors in connection with the syndication of an 80% interest in the Company’s U.S. multi-family portfolio in 2021. The US MF JV ended in connection with the sale of the Company’s interest in that joint venture in October 2022.

APPENDIX B
KEY TERMS OF COMPENSATION PLANS
Deferred Share Unit Plan
The Shareholders of the Company last approved the Company’s DSU Plan at the Company’s annual and special meeting of Shareholders held on July 7, 2020. The DSU Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and purchases of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan.
Under the DSU Plan, the Governance Committee, as designated by the Board, may grant awards in the form of DSUs (each, a “DSU Award”) to eligible participants as it, in its sole discretion, determines. Eligible participants under the DSU Plan include all of the Company’s Directors, officers and employees and any service providers of the Company as determined by the Governance Committee from time to time. In administering the DSU Plan, the Governance Committee may determine participants to whom DSUs are granted, when DSUs are granted, the number of DSUs subject to each award and the date on which each DSU vests (the “Vesting Date”).
In respect of each DSU Award grant, the eligible participant is credited with that number of DSUs equal to the quotient obtained by dividing the value of such participant’s award by the closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, on the last trading day on which Common Shares traded prior to the grant date, such that the grant date value is not less than the market price of the Common Shares. An account (a “DSU Account”) is maintained by the Company for each participant showing the DSUs credited to such participant from time to time.
DSU Plan participants are notionally entitled to receive distributions per DSU equal to the amount of dividends paid per Common Share. Such distributions are credited to the participant’s DSU Account in the form of additional DSUs. The number of DSUs credited for each dividend is equal to the aggregate amount of such dividend divided by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the dividend payment date. All DSUs so credited have the same Vesting Date as those DSUs for which the applicable dividends were notionally declared.
Following their Vesting Date, vested DSUs are redeemable for Common Shares, issued by the Company from treasury, on a one-for-one basis, or, at the participant’s option and subject to the approval of the Governance Committee, for cash. Cash payments are calculated by multiplying the number of DSUs to be redeemed for cash by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the redemption date. Vested DSUs held by participants who are U.S. taxpayers will be redeemed no later than 10 business days following the applicable vesting date. Vested DSUs held by participants who are Canadian residents and who are not U.S. taxpayers may be redeemed at any time following the applicable vesting date, provided that if DSUs held by participants who are not independent Directors are not redeemed prior to the seventh anniversary of the date such DSUs were granted they will be automatically redeemed on such seventh anniversary.
Where a participant in the DSU Plan is terminated without cause or the participant resigns for good reason, all of such participant’s unvested DSUs immediately vest and all vested DSUs are automatically redeemed 10 business days following the date of termination. Where a participant in the DSU Plan is terminated with cause, all of such participant’s vested DSUs that have not yet been redeemed, and all unvested DSUs, at the date of termination terminate immediately. Where a participant in the DSU Plan resigns or retires from the Company or ceases to be an eligible participant because of death or incapacity to work, all of such participant’s unvested DSUs at the date of termination terminate immediately and vested DSUs are automatically redeemed 10 business days following the date of termination. In the event of a Change of Control other than a Board Change of Control (in each case, as defined in the DSU Plan), unvested DSUs automatically vest and are redeemed immediately prior to completion of the Change of Control for Common Shares or cash at the option of the participant. In the event of a Board Change of Control, unvested DSUs automatically vest upon completion of the Board Change of Control and may be redeemed for Common Shares or cash at the option of the participant. The foregoing termination and vesting provisions that apply on termination of eligibility are subject to the discretion of the Governance Committee, as designated by the Board.
Other material terms of the DSU Plan are as follows:
(a)The aggregate number of Common Shares issuable (or reserved for issuance) upon the redemption of all DSUs granted under the DSU Plan, or any other security-based compensation arrangement of the Company (including, without limitation, the Stock Option Plan), cannot exceed 9,538,127 Common Shares;

(b)The aggregate number of DSUs granted under the DSU Plan and security-based awards granted under any other security-based compensation arrangement of the Company (including, without limitation, the Stock Option Plan), cannot exceed 2,000,000 in any one-year period;
(c)The DSU Plan limits insider participation such that the aggregate number of Common Shares: (i) issued to insiders within a one-year period under the DSU Plan and any other security-based compensation arrangement, and (ii) issuable to insiders at any time under the DSU Plan and any other security-based arrangement, cannot exceed 10% of the issued and outstanding Common Shares;
(d)The DSU Plan limits independent Director participation such that the number of Common Shares reserved for issuance and issuable within a one-year period under the DSU Plan and any other security-based compensation arrangement for any one independent Director cannot exceed 1% of the issued and outstanding Common Shares;
(e)The DSU Plan limits the aggregate value of DSUs, together with equity awards granted under any other security-based compensation arrangement, awarded in any one year to individual independent Directors to C$150,000 (excluding equity awards under the DSU Plan taken in lieu of any cash retainer or other Director fees), including C$100,000 with respect to stock options under the Stock Option Plan specifically;
(f)The DSU Plan does not provide for a maximum number of Common Shares which may be issued to an individual under the DSU Plan or any other security-based compensation arrangement, other than insiders and independent Directors (as described above);
(g)The number of Common Shares underlying outstanding DSUs will be adjusted in the event of any consolidation, subdivision, conversion, exchange or reclassification of the Common Shares;
(h)Subject to the terms of the DSU Plan, DSUs may not be assigned;
(i)Subject to the rules of the TSX, the Governance Committee, as designated by the Board, may amend the DSU Plan without Shareholder approval in certain instances including, among others: (i) minor changes of a “housekeeping” nature; (ii) amending DSUs awarded under the DSU Plan, provided that such amendment does not adversely alter or impair any DSU previously granted to a participant without the consent of such participant; (iii) making amendments concerning the administration of the DSU Plan or that are necessary to comply with the provisions of applicable law or the applicable rules of the TSX; and (iv) making any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the applicable rules of the TSX; and
(j)Shareholder approval is required for any amendment to the DSU Plan related to: (i) amending the provisions relating to the transferability of a DSU, other than for transfers by will or the law of succession or to corporations controlled by the individual or family trusts; (ii) amending insider participation limits, if any, which result in Shareholder approval being required on a disinterested basis; (iii) amending independent director participation limits; (iv) increasing the maximum number of Common Shares which may be issued under the DSU Plan; and (v) granting additional powers to the administrators to amend the DSU Plan or entitlements without Shareholder approval.
The maximum number of Common Shares available for issuance under the DSU Plan (together with other security-based arrangements of the Company, including, without limitation, the Stock Option Plan) is 9,538,127 Common Shares, representing approximately 3.49% of the total issued and outstanding Common Shares as of December 31, 2022. In 2022, the Company granted 262,063 DSUs under the DSU Plan. As of December 31, 2022, there were 2,419,824 DSUs outstanding, representing approximately 0.88% of the total issued and outstanding Common Shares. As of December 31, 2022, there are 2,038,168 Common Shares remaining available for grant under the DSU Plan (taking into account DSUs granted under the previous Amended and Restated Deferred Share Unit Plan) and other security-based compensation arrangements of the Company (including, without limitation, the Stock Option Plan), representing approximately 0.75% of the total issued and outstanding Common Shares.
Stock Option Plan
The Shareholders of the Company last approved the Company’s Stock Option Plan at the Company’s annual and special meeting of Shareholders held on July 7, 2020. The Stock Option Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and purchases of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan. The Governance Committee, as designated by the Board, may award stock options to eligible participants pursuant to the Stock Option Plan, as it, in its sole discretion, determines. Eligible participants under the Stock Option Plan include all of the Company’s Directors, officers and employees and any service providers of the Company as determined by the Governance Committee from time to time.

In August 2015, the Board approved a Stock Option Award Policy which provides that, with the exception of stock options awarded in connection with the commencement of employment, stock option awards to employees, if any, may be made once per year at the time the Governance Committee considers annual employee bonus awards. Previous stock option grants are taken into account by the Governance Committee when it considers the granting of new stock options.
The Governance Committee, as designated by the Board, may fix the terms of any stock options (including the vesting date, exercise price and expiry date) at the time such stock options are granted, subject to the terms of the Stock Option Plan. Stock options may not be exercised prior to their vesting date or following their expiry date. Subject to certain exceptions relating to blackout periods of the Company (as defined in the Company’s charters and policies governing trading in the Company’s securities), no stock option shall be exercisable after 10 years from the date on which it is granted (subject to customary blackout extensions). The exercise price of a stock option shall be determined at the time the stock option is granted, provided that such exercise price shall be no less than the closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, on the last trading day on which Common Shares traded prior to the date of grant.
A participant may exercise a vested stock option by delivering, along with the notice of exercise, the aggregate exercise price for the Common Shares to be acquired. Such Common Shares will be issued by the Company from treasury. Alternatively, a participant may elect to surrender their stock option in consideration for a payment equal to the difference between: (i) the number of Common Shares subject to the stock option multiplied by the closing price of the Common Shares on the TSX or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the date of exercise, and (ii) the aggregate exercise price for such option (such difference being the “Option Value”), and such payment shall be in the form of (a) Common Shares, the number of which shall be calculated by dividing the Option Value by the closing price of the Common Shares on the TSX, or NYSE, as applicable, on the last trading day on which Common Shares traded prior to the surrender date or (b) subject to the approval of the Company, cash (the “Cash-Out Right”).
Where a participant in the Stock Option Plan is terminated without cause, resigns for good reason, or ceases to be an eligible participant because of death or incapacity to work, all of such participant’s unvested stock options immediately vest and all vested stock options generally expire no later than 90 days following the date of termination. Where a participant in the Stock Option Plan is terminated with cause, all of such participant’s vested stock options that have not yet been exercised, and all unvested stock options, at the date of termination terminate immediately. Where a participant in the Stock Option Plan resigns or retires from the Company, all of such participant’s unvested stock options at the date of termination terminate immediately and vested stock options generally expire no later than 90 days following the date of termination. In the event of a change of control, a participant is entitled to exercise all of their vested or unvested stock options, provided that if the consideration offered to Shareholders is not all cash, the election to exercise only applies to vested stock options. If the Common Shares subject to the exercised stock options are not taken up under an offer to purchase 50% or more of the Company’s voting securities, the stock options shall remain outstanding on the same terms and conditions and any funds tendered shall be returned to the participant. Upon the occurrence of certain transactions, the Company must make provision that participants who exercise unexpired stock options after the completion of the transaction are entitled to receive the number of securities of the successor entity as they otherwise would have received if the participant had held Common Shares on the effective date of such transaction. The foregoing termination and vesting provisions that apply on termination of eligibility are subject to the discretion of the Governance Committee, as designated by the Board.
Other material terms of the Stock Option Plan are as follows:
(a)The aggregate number of Common Shares issuable (or reserved for issuance) upon the exercise of all stock options granted under the Stock Option Plan, or any other security-based compensation arrangement of the Company (including, without limitation, the DSU Plan), cannot exceed 11,238,104 Common Shares;
(b)The aggregate number of stock options granted under the Stock Option Plan and security-based awards granted under any other security-based compensation arrangement of the Company (including, without limitation, the DSU Plan), cannot exceed 2,000,000 in any one-year period;
(c)The Stock Option Plan limits insider participation such that the aggregate number of Common Shares: (i) issued to insiders within a one-year period under the Stock Option Plan and any other security-based compensation arrangement, and (ii) issuable to insiders at any time under the Stock Option Plan and any other security-based arrangement, cannot exceed 10% of the listed and outstanding Common Shares;
(d)The Stock Option Plan limits independent Director participation such that the number of Common Shares reserved for issuance and issuable within a one-year period under the Stock Option Plan and any other security-based compensation arrangement for any one independent Director cannot exceed 1% of the issued and outstanding Common Shares;
(e)The Stock Option Plan limits the aggregate value of stock options, together with equity awards granted under any other security-based compensation arrangement, awarded in any one year to individual independent Directors to C$150,000 (excluding equity awards under the DSU Plan taken in lieu of any cash retainer or other Director fees), including C$100,000 with respect to stock options under the Stock Option Plan specifically;
(f)The Stock Option Plan does not provide for a maximum number of Common Shares which may be issued to an individual under the Stock Option Plan or any other security-based compensation arrangement, other than insiders and independent Directors (as described above);
(g)The number of Common Shares underlying outstanding stock options will be adjusted in the event of any consolidation, subdivision, conversion, exchange or reclassification of the Common Shares;
(h)Subject to the terms of the Stock Option Plan, stock options may not be assigned;
(i)Subject to the rules of the TSX, the Governance Committee, as designated by the Board, may amend the Stock Option Plan without Shareholder approval in certain instances including, among others: (i) minor changes of a “housekeeping” nature; (ii) amending stock options granted under the Stock Option Plan, provided that such amendment does not adversely alter or impair any stock option previously granted to a participant without the consent of such participant; (iii) making amendments concerning the administration of the Stock Option Plan or that are necessary to comply with the provisions of applicable law or the applicable rules of the TSX; and (iv) making any other amendment, fundamental or otherwise, not requiring Shareholder approval under applicable laws or the applicable rules of the TSX; and
(j)Shareholder approval is required for any amendment to the Stock Option Plan related to: (i) amending the provisions relating to the transferability of a stock option, other than for transfers by will or the law of succession or to corporations controlled by the individual or family trusts; (ii) reducing the exercise price of stock options or other entitlements; (iii) extending the term of stock options beyond the expiration date (subject to customary blackout extensions); (iv) amending insider participation limits, if any, which result in Shareholder approval being required on a disinterested basis; (v) amending independent director participation limits; (vi) increasing the maximum number of Common Shares which may be issued under the Stock Option Plan; and (vii) granting additional powers to the administrators to amend the Stock Option Plan or entitlements without Shareholder approval.
The maximum number of Common Shares available for issuance under the Stock Option Plan (together with other security-based arrangements of the Company, including, without limitation, the DSU Plan) is 11,238,104 Common Shares, representing approximately 4.11% of the total issued and outstanding Common Shares as of December 31, 2022. As of December 31, 2022, there were 3,744,723 stock options outstanding, representing approximately 1.37% of the total issued and outstanding Common Shares. As of December 31, 2022, there are 3,738,145 Common Shares remaining available for grant under the Stock Option Plan (taking into account stock options granted under the Stock Option Plan) and other security-based compensation arrangements of the Company (including, without limitation, the DSU Plan), representing approximately 1.37% of the total issued and outstanding Common Shares.
Long-Term Incentive Plan
The LTIP provides long-term variable compensation to NEOs, in the form of cash entitlements, that is directly linked to ongoing Company financial performance. The Board approved an amendment to the LTIP, effective January 1, 2023, which amendment provided (i) that DSUs are no longer awarded under the LTIP and (ii) for a cap on annual cash payments made under the LTIP to an individual participant equal to three times the participant’s base salary plus target annual incentive awards. The LTIP does not require Shareholder approval.
The LTIP provides an opportunity for NEOs to participate directly in: (i) the incentive or performance fees (“Performance Fees”) earned by the Company in respect of its management of Investment Vehicles; and (ii) the investment income earned by the Company from one of its significant investments, as described below. The LTIP also provides an opportunity for certain members of senior management to participate in the potential Performance Fees by investing personal at-risk capital to subscribe for ownership interests in the entity directly or indirectly entitled to receive such Performance Fees at fair market value (such ownership interests, “Promote Units”) pursuant to individual management co-investment plans (the “Management Co-Investment Plans”).
In order to allow participants to share in Performance Fees, the LTIP provides for the allocation of cash points (“Cash Points”) as well as “management co-investment points” that provide the opportunity to purchase Promote Units in certain profits interest Investment Vehicles (collectively with Cash Points, “Points”). A total of 100 Points is allocated among participants in respect of each Investment Vehicle and made available as follows: (i) 20 Points when the Investment Vehicle is established, (ii) 20 Points on each of the three anniversaries thereof, and (iii) the remaining 20 Points in connection with the termination of the Investment Vehicle. Promote Units are purchased by participants when an Investment Vehicle is established and are subject to vesting as follows: (i) 1/5 upon the date of purchase, (ii) 1/5 upon each of the three anniversaries of the date of purchase, and (iii) all remaining unvested interests in connection with the termination of the Investment Vehicle. Cash Points are granted to participants annually and are fully vested when granted, (except in the case of an award made to an employee that has been employed by the Company or any of its subsidiaries for less than three years, which awards vest on the third anniversary of such participant’s employment). Point allocations are subject to Governance Committee approval.

50% of the Performance Fees earned from time to time by the Company in respect of a particular Investment Vehicle (the “Participant Share”) is split between (i) those holding Promote Interests acquired pursuant to the Management Co-Investment Plans, and (ii) participants paid in cash, over time. The aggregate amount to which participants are entitled at any given time is a percentage of the Participant Share equal to the percentage of the Cash Points and Promote Units for the Investment Vehicle that has then vested. Payments to individual participants are made in proportion to the number of vested Cash Points and Promote Units held. As additional Cash Points and Promote Units vest, additional “catch-up” payments may be made (in proportion to vested Points held), as set out more fully in the LTIP and Management Co-Investment Plans, so that the total of all amounts to which LTIP participants are entitled continues to be the percentage of the Participant Share equal to the percentage of the Cash Points and Promote Units that have vested. In respect of certain Investment Vehicles, payments to participants in respect of their Promote Units may represent proceeds from the disposition of Promote Units or the redemption of Promote Units by the Company subsidiary that is entitled to receive the associated Performance Fees.
Upon termination of an LTIP participant’s employment, any unvested Points (and, in the case of a termination for cause, vested Points) allocated to the participant are forfeited and may be reallocated to the remaining LTIP participants.
The LTIP also provides participants with the ability to share in the income earned from the Company’s indirect 68.4% interest in Tricon Housing Partners US LP (the “Co-Investment”). Each year, the Company makes (i) discretionary cash payments to participants from an aggregate pool equal to 5.0% of the Co-Investment income for such fiscal year, in the discretion of the Governance Committee, and (ii) non-discretionary cash payments to participants from an aggregate pool equal to 10.0% of the Co-Investment income for such fiscal year.
In any given fiscal year, cash payments made to any one participant under the LTIP, including in respect of Cash Points and the Co-Investment payouts described above, shall not exceed three times the participant’s base salary plus target annual incentive awards. To the extent that the cap would exceed this amount, the annual cash payment made to the participant shall be reduced to equal three times the participant’s base salary plus target annual incentive awards and the excess shall be paid to such participant in the form of equity-based compensation awards (in accordance with the applicable equity-based compensation plan) having equal value to such excess, with a vesting period of at least three (3) years, at the discretion of the plan administrators.
The LTIP, as amended from time to time, first came into effect as of January 1, 2013, prior to which certain NEOs had entitlements to share in Performance Fees earned in respect of then-existing Investment Vehicles. Such prior arrangements are not affected by the current LTIP.
Performance Share Unit Plan
The PSU Plan was initially adopted in 2018 as a new at-risk, variable and non-dilutive component of executive compensation intended to reduce reliance on the Company's DSUs and stock options as compensation tools. The adoption of the PSU Plan was not subject to Shareholder approval under the rules of the TSX as it will not result in the issuance or potential issuance of securities from treasury. The PSU Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and account for trading prices of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan.
The purpose of the PSU Plan is to:
•motivate and reward officers and employees of the Company (“PSU Participants”) for increasing the corporate performance of the Company and the price of the Company’s Common Shares;
•align the interests of PSU Participants with the interests of Shareholders;
•reinforce a long-term accountability culture within the Company and foster a common sense of purpose and direction; and
• provide competitive reward opportunities that will assist in attracting and retaining valuable employees.
The PSU Plan empowers the Board, directly or through a committee of the Board (the “Administrators”), to make grants of performance share units (“PSUs”) to PSU Participants in such amounts and on such terms as the Administrators determine. Each PSU is economically equivalent to one Common Share.
PSUs granted to PSU Participants vest on the date the Board approves Tricon’s annual financial statements for the final year of the applicable “Performance Period” for any grant of PSUs (which Performance Period shall in no event extend beyond December 31 of the third calendar year following the calendar year in respect of which a PSU award is granted), subject to accelerated vesting or forfeiture on the termination of a PSU Participant’s employment or a change of control (as described below). Vested PSUs are redeemed and settled in cash following the expiration of the Performance Period for an amount equal to the number of vested PSUs held by the PSU Participant at such time multiplied by the weighted average closing price of the Common Shares on the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, for the 20 trading days immediately prior to the release of the Company’s audited financial statements in respect of the final year of the Performance Period.
The number of PSUs held by a PSU Participant is adjusted annually (such adjusted number, the “Adjusted PSU Number”) based on (i) Tricon’s achievement of certain performance measures consisting of a defined metric or set of metrics and performance objectives (the “Performance Measures”) and an adjustment factor (the “Performance Multiplier”) that is linked to the achievement of thresholds set out in the Performance Measures (with results in between thresholds interpolated or calculated by other methods, as determined by the Administrators) and (ii) any additional PSUs granted to a PSU Participant on account of cash dividends paid on the Company’s Common Shares (as described below).
In the event that cash dividends are paid on the Common Shares, additional PSUs will be credited to the PSU account maintained by the Company for each PSU Participant, as determined by dividing (i) the amount determined by multiplying (A) the PSU Participant’s Adjusted PSU Number for the Performance Period as at the relevant dividend record date by (B) the amount of dividends paid by the Company on each Common Share, by (ii) the fair market value of a Common Share on the dividend payment date. Any such PSUs will accumulate during the Performance Period and will vest and be subject to the same terms, Performance Measures and Performance Multiplier as the original grant to which they relate. PSUs granted to PSU Participants do not otherwise entitle PSU Participants to any dividend rights or any other rights as Shareholders, including voting rights or rights on liquidation.
In the event of the termination of a PSU Participant for cause, upon the voluntary termination of employment or resignation of a PSU Participant or upon a PSU Participant who is not otherwise an employee of the Company ceasing to be an officer of the Company or a subsidiary of the Company, all unvested PSUs and all vested PSUs held by such PSU Participant that have not been redeemed will immediately terminate as of the date of such termination or resignation.
In the event of the termination of a PSU Participant as a result of such PSU Participant’s death or disability, or upon such PSU Participant’s retirement, any PSUs forming part of such PSU Participant’s Adjusted PSU Number as of the end of the year of the Performance Period immediately preceding the year of termination or retirement, plus a pro rata portion of PSUs granted in respect of the year of termination or retirement (without application of any Performance Multiplier in respect of such year) will vest, and any remaining PSUs in such PSU Participant’s PSU account will immediately be cancelled.
In the event of the termination of a PSU Participant’s employment without cause, or upon the resignation of a PSU Participant for any reason that would be considered to amount to constructive dismissal at common law, any PSUs forming part of such PSU Participant’s Adjusted PSU Number as of the end of the year of the Performance Period immediately preceding the year of termination or resignation, plus any PSUs granted to the PSU Participant in respect of the remaining years of the Performance Period (without application of any Performance Multiplier in respect of such years), will vest.
The Administrators may, in their sole and absolute discretion, at any time prior to or following any of the foregoing events of termination, permit the vesting and redemption of any or all PSUs held by the relevant PSU Participant in the manner and on the terms authorized by the Administrators.
In the event of a change of control of the Company, other than as a result of or in connection with a contested election of directors at which at least two-thirds of the director nominees named in the most recent management information circular of the Company for election as directors are not elected (a “Board Change of Control”), all of a PSU Participant’s unvested PSUs will automatically vest and be redeemed immediately prior to the completion of such change of control. In connection with any such redemption, the Administrators shall determine the Performance Multiplier to be applied for each PSU Participant in respect of the fiscal years in a Performance Period that end after the date of the change of control, based on (i) the achievement of each Performance Measure for the fiscal year in which the change of control occurs up to the date of the change of control, (ii) the achievement of the Performance Measures in any earlier fiscal years in the applicable Performance Period, and (iii) any other factors that the Administrators deem to be appropriate.
Upon a Board Change of Control, all of a PSU Participant’s unvested PSUs will automatically vest upon the completion of such Board Change of Control and be redeemed on the same terms as if such PSUs had been redeemed upon the expiration of the Performance Period (as described above).
The Board reserves the right to amend, suspend or terminate the PSU Plan without obtaining the approval of Shareholders, subject to requirements under applicable law and regulations (including the regulations of the TSX).
Restricted Share Plan
The Restricted Share Plan was initially adopted in 2018 to serve as a cost-effective long-term incentive plan for select employees of the Company. The adoption of the Restricted Share Plan was not subject to Shareholder approval under the rules of the TSX as it will not result in the issuance or potential issuance of securities from treasury. The Restricted Share Plan was further amended by the Board on December 7, 2021 in respect of certain administrative amendments to facilitate participation by eligible U.S. participants and account for trading prices of Common Shares on the NYSE (in addition to the TSX) in connection with the Company’s dual-listing of Common Shares on the NYSE in October 2021. The amendments did not require Shareholder approval as they concerned the administration of the plan.
The purpose of the Restricted Share Plan is to:
•advance the interests of the Company and its Shareholders by attracting, retaining and motivating officers, directors and employees of the Company (“RS Participants”);
•provide RS Participants with a performance incentive for continued and improved service with the Company; and
•enhance RS Participants’ contribution to increased profit by promoting an alignment of interests between those individuals and Shareholders.
The Restricted Share Plan empowers the Board, directly or through a committee of the Board, to make grants of Restricted Shares to RS Participants for services rendered. A RS Participant's Restricted Shares are subject to restrictions on sale or transfer for such periods as are determined by the Board on the date of the grant and only become free of the restrictions imposed once the restriction terms and conditions are satisfied.
Restricted Shares granted to RS Participants are purchased on the facilities of the TSX or NYSE, as applicable depending on the date of grant and participant’s residency, by a third-party broker and are held in custodial arrangements with a designated custodian (the “Custodian”) while the applicable restrictions remain unsatisfied, being released from such custodial arrangements to the RS Participant only as the restrictions are fulfilled (subject to earlier forfeiture or accelerated vesting as described below). It is expected that vesting periods will range from between eight and fifteen years from the date of the grant. Restricted Shares for which restriction terms and conditions are not satisfied are forfeited and the Participant thereafter has no ownership interest in the forfeited Restricted Shares.
Subject to the restrictions on transfer noted above, a RS Participant will have ownership of the Restricted Shares granted and enjoy the same rights and benefits as other Shareholders, including the right to vote and receive any dividends or special distributions, unless otherwise determined by the Board. Dividends earned on Restricted Shares are reinvested in additional Restricted Shares that are subject to the same restrictions as the original grant.
In the event of the termination of a RS Participant for cause, or upon the voluntary termination of employment or resignation of a RS Participant (subject to certain exceptions) prior to the expiry of the applicable restrictions, any Restricted Shares held by the RS Participant that remain subject to restrictions shall be forfeited and deemed to be donated to the Company for no consideration.
In the event of the termination of a RS Participant without cause, or upon the voluntary termination of employment or resignation of a RS Participant for any reason that would amount to constructive dismissal at common law, or upon the death or disability of a RS Participant, the restrictions applicable to the Restricted Shares will immediately lapse and the Custodian will release or dispose of such Restricted Shares on behalf and at the direction of the RS Participant.
In the event of the retirement of a RS Participant, or in the event that a RS Participant who is a director ceases to be a director of the Company, prior to the expiry of the applicable restrictions, the Restricted Shares will continue to be held by the Custodian as nominee and on behalf of such RS Participant and will remain subject to the applicable restrictions and the terms of the Restricted Share Plan.
In the event of a change of control of the Company, all remaining restrictions attaching to the Restricted Shares will immediately expire and the Company shall confirm to the Custodian that all such Restricted Shares may be released as directed by, or disposed on behalf of, the RS Participants, immediately prior to the completion of the change of control.
The Board reserves the right to amend, suspend or terminate the Restricted Share Plan without obtaining the approval of Shareholders, subject to requirements under applicable law and regulations (including the regulations of the TSX).

APPENDIX C
CHARTER OF THE BOARD OF DIRECTORS
The purpose of this Charter is to set out the mandate and responsibilities of the board of Directors (the “Board”) of Tricon Residential Inc. (the “Company”), subject to the provisions of applicable statutes.
1.Composition
The Board shall be constituted with a majority of individuals who qualify as “independent” as defined in the New York Stock Exchange Listed Company Manual and National Policy 58-201 – Corporate Governance Guidelines.
2.Responsibilities of the Board of Directors
The Board is responsible for the stewardship of the Company and in that regard shall be specifically responsible for:
(a)adopting a strategic planning process and approving, on at least an annual basis, a budget, and evaluating and discussing a strategic plan for the upcoming year which takes into account, among other things, the opportunities and risks of the Company’s business and investments;
(b)supervising the activities and managing the investments and affairs of the Company;
(c)approving major decisions regarding the Company;
(d)defining the roles and responsibilities of management;
(e)reviewing and approving the business and investment objectives to be met by management;
(f)assessing the performance of and overseeing management;
(g)reviewing the Company’s capital and debt strategy;
(h)identifying and managing risk exposure;
(i)ensuring the integrity and adequacy of the Company’s internal controls and management information systems;
(j)Director and management succession planning;
(k)establishing committees of the Board, where required or prudent, and defining their respective mandates;
(l)approving policies and supporting practices that guide conduct, ethics and fidelity;
(m)receiving and evaluating reports and recommendations from the committees of the Board from time to time;
(n)maintaining records and providing reports to shareholders;
(o)ensuring effective and adequate communication with shareholders, other stakeholders and the public;
(p)overseeing the Company’s ESG program and initiatives; and
(q)determining the amount and timing of dividends or distributions to shareholders.
It is recognized that every Director in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Company. Directors must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.
In addition, Directors are expected to carry out their duties in accordance with policies adopted by the Board from time to time.
It is expected that management will co-operate in all ways to facilitate compliance by the Board with its legal duties by causing the Company and any subsidiaries of the Company to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board that may affect such compliance.
3.Meetings
The Board will meet not less than four (4) times per year: at least three (3) meetings to review quarterly results, and one (1) prior to the issuance of the annual financial results of the Company. The Board shall have an independent lead Director and the non-management Directors shall meet periodically without management present to ensure that the Board functions independently of management. At each Board meeting, unless otherwise determined by the Board, an in camera meeting of independent Directors will take place. Individual Directors shall be permitted to
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engage outside advisors at the cost of the Company, subject to the prior approval of the Compensation, Nominating and Corporate Governance Committee. "Non-management" directors are those directors who are not executive officers, and includes such directors who are not independent by virtue of a material relationship, former status or family membership, or for any other reason.
The independent directors of the Board shall meet without the non-independent members present at least four times per year and more frequently as may be provided for in the Company’s corporate governance guidelines.
The Board appreciates having certain members of senior management attend each Board meeting to provide information and opinion to assist the Directors in their deliberations. Management attendees will be excused for any agenda items which are reserved for discussion among Directors only.
4.Board Meeting Agendas and Information
The Chair, in consultation with management, will develop the agenda for each Board meeting. Agendas will be distributed to the Directors before each meeting, and all Board members shall be free to suggest additions to the agenda in advance of the meeting.
Whenever practicable, information and reports pertaining to Board meeting agenda items will be circulated to the Directors in advance of the meeting. Reports may be presented during the meeting by members of the Board, management and/or staff, or by invited outside advisors. It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it will not be prudent or appropriate to distribute written materials in advance.
5.Telephone Board Meetings
A Director may participate in a meeting of the Board or in a committee meeting by means of telephone, web conference or such other communications facilities as permit all persons participating in the meeting to communicate with each other, and a Director participating in such a meeting by such means is deemed to be present at the meeting.
While it is the intent of the Board to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters, ad hoc telephone or web conference Board meetings may be required to be called in order for Directors to be in a position to better fulfill their legal obligations. Alternatively, management may request the Board to approve certain matters by unanimous consent.
6.Expectations of Management
Management shall be required to report to the Board on the performance of the Company, new and proposed initiatives, the Company’s business and investments, management concerns and any other matter the Board or its Chair may deem appropriate. In addition, the Board expects management to promptly report to the Chair any significant developments, changes, transactions or proposals respecting the Company or any of its subsidiaries.
7.Communications Policy
The Board approves the content of the Company’s major communications to shareholders and the investing public including the Annual Report, Management Information Circular, the Annual Information Form and any prospectuses which may be issued. The Audit Committee shall review and recommend to the Board the approval of the quarterly and annual financial statements (including the Management Discussion & Analysis) and press releases relating to financial matters. The Board also has responsibility for monitoring all of the Company’s external communications. However, the Board believes that it is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public.
The Board shall have responsibility for reviewing the Company’s policies and practices with respect to disclosure of financial and other information including insider reporting and trading. The Board shall approve and monitor the disclosure policies designed to assist the Company in meeting its objective of providing timely, consistent and credible dissemination of information, consistent with disclosure requirements under applicable securities law. The Board shall review the Company’s policies relating to communications and disclosure on an annual basis.
Generally, communications from shareholders and the investment community will be directed to the Chief Executive Officer or their delegate, who will coordinate an appropriate response depending on the nature of the communication. It is expected that if communications from stakeholders are made to the Chair or to other individual Directors, management will be informed and consulted to determine any appropriate response.
8.Measures for Receiving Shareholder Feedback
All publicly disseminated materials of the Company shall provide for a mechanism for feedback of shareholders.
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9.Internal Control and Management Information Systems
The Board has responsibility for the integrity of the Company’s internal control and management information systems. All material matters relating to the Company and its business, including, for greater certainty and without limitation, any investments made by the Company which require Board approval under the Company’s Investment Allocation policy (as amended by the Board from time to time), require the prior approval of the Board. Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company’s business and investments.
The Audit Committee has responsibility for ensuring internal controls are appropriately designed, implemented and monitored and for ensuring that management and financial reporting is complete and accurate, even though management may be charged with developing and implementing the necessary procedures.
10.Environmental, Social and Governance (“ESG”) Matters
The Board is responsible for overseeing the Company’s approach to ESG matters. The Board will oversee management in setting the tone and reinforcing the culture within the Company regarding ESG matters, promote open discussion and integrate ESG management into the Company’s processes and goals. Specifically, the Board will assist and oversee management in connection with:
(a)setting the general strategy and direction with respect to ESG matters, including the identification, assessment and prioritization of material and strategically significant goals, initiatives and commitments;
(b)developing metrics, systems and procedures, as deemed necessary and appropriate, to monitor and track the Company’s performance in relation to its ESG related goals, initiatives and commitments;
(c)developing policies, practices, approaches and disclosures relating to ESG matters;
(d)identifying and managing risks and opportunities related to ESG matters; and
(e)reviewing and approving reports to shareholders and other stakeholders regarding the Company’s performance in or approach to ESG matters, including the Company’s annual ESG report.

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